U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  Form 10-SB/A
                               (Amendment No. 1)

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             VideoPropulsion, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Wisconsin                               39-1976286
    -------------------------------       ------------------------------------
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)

      251 Info Highway, Slinger, WI                      53086
 ---------------------------------------    -------------------------------
 (Address of principal executive offices)              (Zip code)

Issuer's telephone number     (262) 644-1000
                              ----------------------------------------------

Securities to be registered under Section 12(b) of the Act:

Title of each class               Name of each exchange on which registered
                  None                               None
-------------------------------   ------------------------------------------

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1.  Description of Business

     The information required by this item is contained in the sections entitled "INTRODUCTION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," and "BUSINESS OF THE COMPANY" in the Information Statement dated June 16, 2000 (the "Information Statement").

Item 2.  Management's Discussion and Analysis of Plan of Operations.

     The information required by this Item is contained in the sections of the Information Statement entitled "FINANCING," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF THE COMPANY," and "DIVIDEND POLICY."

Item 3.  Description of Property

     The information required by this Item is contained in the section entitled "BUSINESS OF THE COMPANY" in the Information Statement.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The information required by this Item is contained in the sections entitled "MANAGEMENT OF THE COMPANY" and "EXECUTIVE COMPENSATION - Security Ownership in VideoPropulsion by its Directors and Executive Officers" in the Information Statement.

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

     The information required by this Item is contained in the sections entitled "MANAGEMENT OF THE COMPANY - Directors" and "MANAGEMENT OF THE COMPANY - Executive Officers" in the Information Statement.

Item 6.  Executive Compensation.

     The information required by this Item is contained in the section entitled "EXECUTIVE COMPENSATION - Historical Compensation" in the Information Statement.

Item 7.  Certain Relationships and Related Transactions.

     The information required by this Item is contained in the sections entitled "Summary of Certain Information," "THE DISTRIBUTION - Relationship Between GENROCO and the company After the Distribution" and "BUSINESS OF THE COMPANY - Transactions and Agreements Between the Company and GENROCO" in the Information Statement.

Item 8.  Description of Securities.

     The information required by this Item is contained in the section entitled "DISCRIPTION OF THE COMPANY'S CAPITAL STOCK," "PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BY-LAWS AND WISCONSIN STATUTORY LAW," and "DIVIDEND POLICY" in the Information Statement.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The Information required by this Item is contained in the sections entitled "SUMMARY - Summary of Certain Financial Information for VideoPropulsion, Inc.," "THE DISTRIBUTION - Manner of Effecting the Distribution," "THE DISTRIBUTION - Results of the Distribution," "THE DISTRIBUTION - Listing and Trading of Shares of Company Stock," "THE DISTRIBUTION - Dividend Policy." "EXECUTIVE COMPENSATION - Security Ownership in VideoPropulsion by its Directors and Executive Officers," and "DESCRIPTION OF COMPANY - Capital Stock" in the Information Statement.

Item 2.  Legal Proceedings.

     The information required by this Item is contained in the section entitled "BUSINESS OF THE COMPANY - Legal Proceedings."

Item 3.  Changes in and Disagreements with Accountants.

     There have been no changes in and disagreements with accountants as defined by Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.

     The information required by this Item is as follows: On October 4, 1999, the Company issued one thousand shares of its common stock, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, for a total consideration of $10,000 in cash plus $488,532 which represents cumulative capital contributions by the Parent through October 4, 1999, to GENROCO, Inc. ("GENROCO") which is and will be the Company's sole shareholder until the Distribution has been completed as of the Distribution Date as described in the section entitled "THE DISTRIBUTION" in the Information Statement. On June 16, 2000, VideoPropulsion, Inc. split its stock so that it now has 4,362,312 shares outstanding, all of which are owned by GENROCO, Inc. Subsequent to the Distribution, GENROCO will hold no capital stock in the Company.

Item 5.  Indemnification of Directors and Officers.

     The information required by this Item is contained in the section entitled "LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS" in the Information Statement.

PART F/S

     The information required by this Item is contained in the Information Statement sections entitled "Summary of Certain Information," "Capitalization," "Selected Historical financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations, " and "APPENDIX A - FINANCIAL STATEMENTS - VIDEOPROPULSION, INC." in the Information Statement.

     The Financial Statements of VideoPropulsion, Inc. (Appendix A of the Information Statement) consist of the following:

       -  Report Of Independent Public Accountants
       -  Balance Sheets
       -  Statements Of Operations
       -  Statements Of Cash Flows
       -  Statements of Stockholder's Investment
       -  Notes To Financial Statements

PART III

Item 1.  Index to Exhibits.

     Exhibit   Description
     -------   -----------

      2.1 Annex A - Information Statement of the Registrant dated June 16, 2000 (the "Information Statement")

      3.1 Form of Amended and Restated Articles of Incorporation of the Company is submitted as Appendix B to the Information Statement

      3.2 Form of Amended By-Laws of the Company is submitted as Appendix C to the Information Statement

      4.1      Specimen form of Company stock certificate*

      10.1 Form of General Assignment, Assumption and Agreement Regarding Litigation, Claims and Other Liabilities between GENROCO and the Company*

      10.2 Form of Contribution Agreement, Plan and Agreement of Reorganization and Distribution between GENROCO and the Company*

      10.3     Form of Lease between  GENROCO and the Company*

      10.4 Form of Tax Sharing And Indemnification Agreement by and between GENROCO and the Company*

      10.5     Form of Transitional Trademark Use and License Agreement*

      10.6     Form of Interim Administrative Services Agreement*

      10.7 Form of Employee Benefits and Compensation Agreements between GENROCO and the Company*

      10.8     Form of Bill of Sale and Assumption of Liabilities*

      10.9     Form of Composite Certificate of Secretary of GENROCO*

      10.10    Form of Insurance Matters Agreement*

      10.11    Form of Confidentiality and Non-Disclosure Agreement*

      27.1     Financial Data Schedule for year ended December 31, 1998

      27.2     Financial Data Schedule for year ended December 31, 1999

      27.3     Financial Data Schedule for three months ended March 31, 2000

               *  Previously filed with Form 10 on March 23, 2000

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has dully caused this Registration Statement to be signed on its behalf by the undersigned, thereunto dully authorized.

                    VideoPropulsion, Inc.
                    (Registrant)

Date:  June  19, 2000         By /s/ Barbara R. Pick
                              --------------------------------------------------
                              Barbara R. Pick, President, Chief Executive
                              Officer and Director.

                              By /s/ Keith E. Brue
                              --------------------------------------------------
                              Keith E. Brue, Secretary, Treasurer, and Director

                                   ANNEX   A

                     SEC FORM 10-SB FOR VIDEOPROPULSION, INC

                             Filed on June 19, 2000

(GENROCO LOGO)

JUNE 19, 2000

DEAR SHAREHOLDER:

IN AUGUST OF 1999, THE BOARD OF DIRECTORS OF GENROCO INC. ("GENROCO") APPROVED SPINNING OFF THE COMPANY'S DIGITAL VIDEO BUSINESS AS A SEPARATE PUBLIC COMPANY. THIS SPIN-OFF IS INTENDED TO FOCUS AND STRENGTHEN THE DIGITAL VIDEO BUSINESS UNIT AND ENHANCE THE VALUE OF YOUR INVESTMENT BY FOCUSING MANAGEMENT TIME ON EACH CORE BUSINESS. SINCE THAT TIME, WE HAVE BEEN WORKING DILIGENTLY TO IMPLEMENT THIS PLAN. IN OCTOBER, GENROCO FORMED A NEW SUBSIDIARY, VIDEOPROPULSION, INC. ("VIDEOPROPULSION"), INTO WHICH GENROCO'S DIGITAL VIDEO
BUSINESS WAS TRANSFERRED, EFFECTIVE OCTOBER 4, 1999.   THE SHARES OF
VIDEOPROPULSION WILL BE DISTRIBUTED TO GENROCO SHAREHOLDERS ON OR ABOUT JULY 10, 2000 TO SHAREHOLDERS OF RECORD AS OF JUNE 30, 2000 AND VIDEOPROPULSION, INC WILL HAVE BEGUN ITS NEW LIFE AS AN INDEPENDENT COMPANY WITH YOU AS ONE OF ITS INITIAL SHAREHOLDERS.

IF YOU ARE A GENROCO SHAREHOLDER OF RECORD AS OF THE CLOSE OF BUSINESS ON JUNE 30, 2000, YOU WILL RECEIVE ONE SHARE OF VIDEOPROPULSION, INC. COMMON STOCK FOR EACH SHARE OF GENROCO COMMON STOCK THAT YOU OWN. VIDEOPROPULSION STOCK CERTIFICATES WILL BE MAILED BEGINNING JULY 10, 2000. NO ACTION IS REQUIRED ON YOUR PART TO RECEIVE YOUR VIDEOPROPULSION SHARES. YOU WILL NOT BE REQUIRED TO EITHER PAY ANYTHING FOR THE NEW SHARES OR TO SURRENDER YOUR GENROCO SHARES AS DESCRIBED IN MORE DETAIL IN THIS STATEMENT. THE COMPANY BELIEVES THAT THE RECEIPT OF VIDEOPROPULSION SHARES IN THE SPIN-OFF MAY BE SUBJECT TO FEDERAL INCOME TAX.

THE ENCLOSED INFORMATION STATEMENT DESCRIBES THE SPIN-OFF IN DETAIL AND CONTAINS IMPORTANT INFORMATION ABOUT VIDEOPROPULSION, INCLUDING HISTORICAL FINANCIAL STATEMENTS. I ENCOURAGE YOU TO READ IT CAREFULLY.

WE ARE ENTHUSIASTIC ABOUT THE PROSPECTS FOR VIDEOPROPULSION'S FUTURE BUSINESS. GENROCO AND VIDEOPROPULSION ARE DEDICATED TO OBTAINING LEADERSHIP POSITIONS IN THEIR RESPECTIVE MARKETS AND DELIVERING SUPERIOR VALUE TO THEIR SHAREHOLDERS.

THANK YOU FOR YOUR CONTINUED SUPPORT AS A SHAREHOLDER.

SINCERELY,

CARL A. PICK
CHAIRMAN AND CEO
GENROCO, INC.

(VIDEOPROPULSION, INC. LOGO)

JUNE 19, 2000

DEAR FELLOW SHAREHOLDER:

YOU ARE ABOUT TO BECOME A SHAREHOLDER OF VIDEOPROPULSION, INC.
("VIDEOPROPULSION"). ON BEHALF OF ALL OF US WHO ARE PART OF VIDEOPROPULSION, I AM PLEASED TO WELCOME YOU AS A SHAREHOLDER.

THE DOCUMENT THAT FOLLOWS CONTAINS INFORMATION ABOUT THE SPIN-OFF OF VIDEOPROPULSION, INC. FROM GENROCO, INC. AS WELL AS IMPORTANT FINANCIAL AND OTHER INFORMATION ABOUT VIDEOPROPULSION. I ENCOURAGE YOU TO READ THIS DOCUMENT AND BECOME FAMILIAR WITH YOUR NEW COMPANY.

ALTHOUGH WE ARE A NEW COMPANY, WE NONETHELESS HAVE A RICH HERITAGE THAT INCLUDES YEARS OF PARTICIPATION IN THE ELECTRONICS INDUSTRY AS A SUPPLIER AND INNOVATOR OF NETWORK INTERFACE EQUIPMENT . IT IS A HERITAGE THAT WE INTEND TO BUILD UPON AS AN INDEPENDENT COMPANY.

I BELIEVE THERE ARE SIGNIFICANT OPPORTUNITIES FOR OUR COMPANY THAT WILL BE WELL SERVED BY THE BUSINESS FOCUS RESULTING FROM THE SPIN-OFF. OUR MANAGEMENT TEAM IS EAGER TO DISTINGUISH VIDEOPROPULSION, INC. I HOPE YOU WILL AGREE, AND SHARE IN OUR FUTURE.

BARBARA R. PICK
PRESIDENT AND CHIEF EXECUTIVE OFFICER
VIDEOPROPULSION, INC.

                             INFORMATION STATEMENT

                             VIDEOPROPULSION, INC.

                                  COMMON STOCK

CONSIDER CAREFULLY THE RISK FACTORS PRESENTED IN  THIS DOCUMENT.

STOCKHOLDER APPROVAL OF THE DISTRIBUTION OF VIDEOPROPULSION COMMON STOCK IS NOT REQUIRED. WE ARE NOT ASKING YOU FOR A PROXY AND WE REQUEST THAT YOU DO NOT SEND US A PROXY. WHILE THE DISTRIBUTION IS EXPECTED TO BE TAXABLE AS A DIVIDEND, YOU ARE NOT OTHERWISE REQUIRED TO MAKE A PAYMENT FOR THE VIDEOPROPULSION SHARES.

WE ARE PROVIDING THIS INFORMATION STATEMENT TO YOU AS A SHAREHOLDER OF GENROCO, INC. IN CONNECTION WITH THE DISTRIBUTION BY GENROCO TO ITS SHAREHOLDERS OF ALL OF THE STOCK THAT IT OWNS OF VIDEOPROPULSION, WHICH IS EQUAL TO 100% OF THE TOTAL STOCK OF VIDEOPROPULSION.

THE SPIN-OFF DISTRIBUTION WILL BE MADE ON JULY 10, 2000 TO SHAREHOLDERS OF RECORD ON JUNE 30, 2000. IF YOU ARE A SHAREHOLDER OF GENROCO, YOU WILL RECEIVE ONE SHARE OF VIDEOPROPULSION FOR EVERY ONE SHARE OF GENROCO STOCK THAT YOU HOLD ON THE RECORD DATE. CERTIFICATES FOR THE SHARES WILL BE MAILED TO YOU, OR YOUR BROKERAGE ACCOUNT, ON OR ABOUT JULY 10, 2000. YOU WILL NOT NEED TO EXCHANGE YOUR GENROCO CERTIFICATES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE VIDEOPROPULSION COMMON STOCK OR DETERMINED THAT THE INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

SUMMARY                                                                     14
     THE DISTRIBUTION                                                       14
     TAX CONSEQUENCE                                                        14
     WHY IS GENROCO SPINNING OFF VIDEOPROPULSION                            15
     WHAT DO I HAVE TO DO TO PARTICIPATE IN THE DISTRIBUTION?               15

INTRODUCTION                                                                16
     HISTORY                                                                16

THE DISTRIBUTION                                                            18
     REASONS FOR THE DISTRIBUTION                                           18
     DISTRIBUTION AGENT                                                     18
     MANNER OF EFFECTING THE DISTRIBUTION                                   18
     RESULTS OF THE DISTRIBUTION                                            19
     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION            19
     LISTING AND TRADING OF SHARES OF COMPANY COMMON STOCK                  22
     DIVIDEND POLICY                                                        22
     RELATIONSHIP BETWEEN GENROCO AND THE COMPANY AFTER THE DISTRIBUTION    22
     REASONS FOR FURNISHING THE INFORMATION STATEMENT                       23

FINANCING                                                                   23

INVESTMENT CONSIDERATIONS AND RISK FACTORS                                  24
     TRANSACTION MAY BE DEEMED TAXABLE BY THE IRS                           24
     COMPANY INDEBTEDNESS                                                   24
     COMPANY'S ABILITY TO CONTINUE IN BUSINESS                              25
     LACK OF OPERATING HISTORY AS AN INDEPENDENT ENTITY                     25
     DEPENDENCE UPON CERTAIN CUSTOMERS AND SUPPLIERS                        25
     MARKET FOR THE COMPANY'S PRODUCTS                                      26
     TECHNOLOGICAL CHANGES                                                  26
     ACCEPTANCE OF TECHNOLOGY                                               27
     CUSTOMERS                                                              27
     INDUSTRY SEGMENTS                                                      27
     INABILITY TO PENETRATE THE DIGITAL VIDEO  MARKET                       27
     COMPETITIVE PRICING PRESSURES MAY INCREASE                             28
     NEW PRODUCTS MAY CONTAIN UNDETECTED HARDWARE AND SOFTWARE ERRORS       28
     SUPPLIERS                                                              28
     COMPONENTS                                                             29
     REGULATORY APPROVALS MAY NOT BE COMPLIED WITH                          30
     QUARTERLY FLUCTUATIONS                                                 30
     LOSS OF KEY PERSONNEL OR INABILITY TO HIRE
       ADDITIONAL QUALIFIED PERSONNEL                                       30
     INTELLECTUAL PROPERTY MAY NOT PROTECT THE COMPANY                      31
     INTERNATIONAL SALES MAY NOT MATERIALIZE                                31
     NO PRIOR PUBLIC MARKET FOR COMMON STOCK                                32
     DIVIDEND POLICY                                                        32
     COMPETITION                                                            33

CAPITALIZATION                                                              34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                                   34
     OVERVIEW                                                               34
     YEARS ENDED DECEMBER 31, 1999 AND 1998                                 34
     SELECTED HISTORICAL  FINANCIAL DATA                                    34
     LIQUIDITY AND CAPITAL RESOURCES                                        36

BUSINESS OF THE COMPANY                                                     37
     GENERAL                                                                37
     BUSINESS STRATEGY                                                      37
     MARKETS DEFINED                                                        37
     THE COMPANY'S CURRENT PRODUCTS                                         38
     FUTURE PRODUCTS                                                        39
     PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY                    39
     SALES AND MARKETING / DISTRIBUTION AND SALES CHANNELS                  40
     MAJOR CUSTOMERS                                                        40
     COMPETITION                                                            40
     RESEARCH AND DEVELOPMENT                                               41
     EMPLOYEES                                                              41
     FACILITIES                                                             41
     SUPPLIERS                                                              42
     FISCAL YEAR END                                                        43
     LEGAL PROCEEDINGS                                                      43
     TRANSACTIONS AND AGREEMENTS BETWEEN THE COMPANY AND GENROCO            43

MANAGEMENT OF THE COMPANY                                                   47
     DIRECTORS AND EXECUTIVE OFFICERS                                       47
     COMMITTEES OF THE BOARD OF DIRECTORS                                   48
     DIRECTORS COMPENSATION                                                 48

EXECUTIVE COMPENSATION                                                      49
     HISTORICAL COMPENSATION                                                49
     SECURITY OWNERSHIP IN VIDEOPROPULSION
       BY ITS DIRECTORS AND EXECUTIVE OFFICERS                              49
     EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)                                   51
     EMPLOYMENT AND NON-COMPETE AGREEMENTS                                  51
     STOCK OPTION PLAN                                                      52

DESCRIPTION OF COMPANY CAPITAL STOCK                                        53
     GENERAL                                                                53
     COMMON STOCK OF VIDEOPROPULSION, INC                                   53
     AUTHORIZED CAPITAL STOCK                                               53
     COMMON STOCK                                                           53
     PREFERRED STOCK                                                        54
     TRANSFER AGENT                                                         54

PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF
     INCORPORATION, BY-LAWS AND WISCONSIN STATUTORY LAW                     55
     GENERAL                                                                55
     CLASSIFIED BOARD OF DIRECTORS                                          55
     CERTAIN ANTI TAKE-OVER PROVISIONS                                      56
     CERTAIN WISCONSIN ANTI-TAKEOVER EFFECTS                                58

DIVIDEND POLICY                                                             59

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS                     59
     LIMITATION ON LIABILITY OF DIRECTORS                                   59
     INDEMNIFICATION AND INSURANCE                                          60

AVAILABLE SEC FILING INFORMATION                                            61

APPENDIX A - FINANCIAL STATEMENTS -VIDEOPROPULSION, INC.                    62

APPENDIX B  - ARTICLES OF INCORPORATION, VIDEOPROPULSION, INC.              73

APPENDIX C - BY-LAWS OF VIDEOPROPULSION, INC.                               76

Exhibit 27.1 - Financial Data Schedule for period ended December 31, 1999
Exhibit 27.2 - Financial Data Schedule for period ended December 31, 1998
Exhibit 27.3 - Financial Data Schedule for period ended March 31, 2000

SUMMARY

     This Summary is qualified by the more detailed information set forth elsewhere in this Information Statement which should be read in its entirety. Capitalized terms used but not defined in this summary are defined elsewhere in this Information Statement. To better understand the distribution, and the business and financial position of VideoPropulsion, you should review the entire document.

THE DISTRIBUTION

Distributing Company             GENROCO, Inc. a Wisconsin corporation
                                 ("GENROCO").

Distributed Company              VideoPropulsion, Inc., a Wisconsin corporation
                                 in the development stage (the "Company" or "VideoPropulsion"), which will design, develop, manufacture and market its Digital
                                 Video Broadcast ("DVB") products to be sold to customers within the digital video industry worldwide.

Distribution Ratio               One share of Company common  stock for every
                                 one share of GENROCO stock held as of the Record Date.

Securities to be Distributed     There are  4,362,312 shares of GENROCO common
                                 stock outstanding as of June 19, 2000. Shares of VideoPropulsion, equal in number of shares of Genroco stock outstanding as of June 30, 2000 (approximately 4,400,000). will be distributed. The Company anticipates declaring a 4 for 1 stock split within ten days after the record date. In the event that this happens, each record holder will receive three additional shares of VideoPropulsion common stock on the distribution date.

Record Date                      June 30, 2000 (close of business).

Distribution Date                July 10, 2000.

TAX CONSEQUENCE                  Because of accumulated losses to date, the
                                 Company believes that the amount of the
                                 distribution to the recipient will be treated, for federal income tax purposes, as a return of capital to the extent of the recipients basis in GENROCO shares and, to the extent that the amount of the distribution exceeds the basis of a recipients shares in GENROCO, capital gain will result if the GENROCO shares are held as a capital asset by the recipient.

Risk Factors                     See "Investment Considerations and Risk
                                 Factors" for a discussion of the risk factors that should be considered in connection with the shares received in the Distribution.

Principal Office of Company      VideoPropulsion, Inc.,  251 Info Highway,
                                 Slinger, WI 53086    Phone # 262-644-1000

Why is GENROCO spinning off      GENROCO is creating an independent company for
VideoPropulsionion?              its digital video business because GENROCO's
                                 management believes the combined value of two separate businesses will be greater than the value of GENROCO as a whole. VideoPropulsion will focus solely on its business and the market will be able to directly value
                                 VideoPropulsion's  activities.

What do I have to do to          Nothing.  If you own GENROCO's shares on the
participate in the distribution? record date (June 30, 2000), you will receive one share of VideoPropulsion common stock for each share of GENROCO common stock. The number of shares of GENROCO common stock outstanding will not change as a result of the distribution.

Will the distribution affect     Yes.  After the distribution, the trading
the trading price of GENROCO     price of GENROCO common stock is likely to
common stock ?                   trade lower.  Until the market has fully
                                 analyzed VideoPropulsion's business, the price of both GENROCO and Video Propulsion will likely fluctuate.

What happens to the              Unless you exercise prior to the record date,
GENROCO warrants?                the warrant price and the number of shares
                                 underlying the warrant will be adjusted  as
                                 set forth in Section 4 of the warrant.   The
                                 distribution will cause GENROCO to adjust the number of shares and price depending on the trading price of GENROCO ten days before and after the record date. Once this calculation is completed, the warrant holder will then be given the choice of receiving a portion of the adjustment in the form of warrants (with no registration rights) in VideoPropulsion common stock

Who do I contact for             Before the distribution, please contact
more information?                GENROCO, Inc.
                                 Attention: Carl A. Pick, Chairman and CEO
                                 Phone: 414-732-7433
                                 E-Mail: Carl@GENROCO.com
                                         ----------------
                                      Or
                                 Attention:  Keith Brue, Executive Vice
                                 President and Chief Financial Officer
                                 Phone 414-732-5356
                                 E-Mail:  Keith@GENROCO.com
                                          -----------------

                                 After the Spin-off, please contact
                                 VideoPropulsion, Inc.
                                 Attention Barbara R. Pick, President and CEO
                                 Phone: 414-732-5433
                                 E-Mail:  Barb@VideoPropulsion.com
                                          ------------------------
                                        Or
                                 Attention:  Keith E. Brue, Secretary and
                                 Treasurer
                                 Phone 414-732-5356
                                 E-Mail:  Keith@VideoPropulsion.com
                                          -------------------------

Relationship with GENROCO        GENROCO will have no stock ownership in the
after the Distribution           Company after the Distribution.  The Company
                                 and GENROCO  have entered into several
                                 agreements for the purpose of giving effect to the Distribution and defining their ongoing relationships. These include agreements providing for the transfer to the Company of substantially all of the assets and liabilities of the digital video business, pursuant to which GENROCO generally will indemnify the Company against liabilities, litigation and claims arising out of all GENROCO operations not transferred to the Company, and the Company generally will indemnify GENROCO against liabilities, litigation and claims arising out of the digital video business. In addition, following the Distribution Date, the Company and GENROCO intend to continue other commercial transactions pursuant to arms-length negotiations in the ordinary course.
                                 See "BUSINESS OF THE COMPANY."

INTRODUCTION

HISTORY

     VideoPropulsion designs and sells a range of digital video products which provide enabling technology for a variety of applications that allow consumers to use their TV sets for interactive services including email, home shopping, web browsing, video-on-demand and Internet based telephony. A typical application for the Company's products is providing connectivity between the video servers (which store media that is available to be sent, via cable TV, to a set-top decoder box at a consumers location) in the central office of any given cable TV provider and the cable headend (which is the electronic device in the central office of the cable company that forwards all TV signals from the central office to the cables leading to the consumers' set-top box).

     GENROCO (VideoPropulsion's sole shareholder) designs, manufactures and sells a range of high-performance network interface cards, bridges and switches. GENROCO's products are used in Storage Area Networks (SANs) that connect data storage to computer processors.

     VideoPropulsion's principal executive offices are located at 251 Info Highway, Slinger, WI 53086.
          Telephone (262)-644-1000.
          Internet address is: www.videopropulsion.com.
                               -----------------------

     GENROCO's principal executive offices are located at 255 Info Highway, Slinger, WI 53086.
          Telephone  (262)-644-8700
          Internet address is: www.genroco.com
                               ---------------

     GENROCO operates two segments - a storage area network (SAN) segment and a digital video segment.

     The Board of Directors of GENROCO has declared a distribution (the "Distribution"), payable in accordance with the terms of the Contribution Agreement to the holders of GENROCO common stock at the close of business on June 30, 2000 (the "Record Date"), of one Share of VideoPropulsion common stock for each Share of common stock of GENROCO (the "Distribution Ratio") held on the Record Date. The Shares to be distributed will constitute all of the outstanding Shares of the Company. See "DISCRIPTION OF COMPANY CAPITAL STOCK". The Distribution is scheduled to occur on July 10, 2000 (the "Distribution Date"). See "THE DISTRIBUTION - Manner of Effecting the Distribution."

     The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934 (as amended) by filing an SEC Form 10-SB. This filing will serve to obligate the Company to be a reporting company under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 (as amended). There is not currently a public market for VideoPropulsion Shares and there can be no assurance that an active market will develop following the Distribution.

     In its resolutions authorizing the Distribution, the GENROCO Board of Directors has reserved the right to abandon or postpone the distribution at any time prior to the Distribution Date, although such action is not anticipated. See "THE DISTRIBUTION - Manner of Effecting the Distribution" and "FINANCING."

     The fair market value of the forthcoming VideoPropulsion spin-off, which GENROCO believes may be treated as a taxable dividend, has been estimated by an independent third-party professional appraisal firm on January 1, 2000 to be approximately $400,000 in the aggregate (approximately $.09 per share based upon 4,362,312 shares estimated to be issued upon the
     Distribution).   The company has not requested an update but notes that,
     during the three months ended March 31, 2000, the Company has lost approximately $206,000.

THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

     The primary reason for the distribution is to enhance total shareholder value over the long run. Even though some technological overlap exists, the general markets and customer bases served by GENROCO's SAN and digital video businesses are different. GENROCO's management believes that the different customer base of each business unit requires that a separate sales, distribution and service infrastructure be put into place in order to maximize the chances for economic success for each of the entities. Given that these infrastructures already include unrelated groups of strategic business alliances, management has determined that it will be in the best interest of GENROCO's current shareholders to cause each company to be operated as a separate entity.

     In determining whether the Distribution was in its shareholders' best interests, GENROCO considered a number of factors, including the short, intermediate and long-term business impact on GENROCO and the Company, the tax consequences of the distribution, the likelihood of completing the transaction and the costs to be incurred in connection with the transaction. GENROCO recognizes that the formation of the Company may entail additional incremental costs for management, staff, systems and support functions, however, GENROCO believes the benefits to GENROCO and its shareholders outweigh these incremental costs.

DISTRIBUTION AGENT

     The distribution agent ("Distribution Agent") is Fidelity Transfer Company, Registrar & Transfer Agent, 1800 South West Temple, Suite #301, Box 53, Salt Lake City, UT 84115 (801) 484-7222.

MANNER OF EFFECTING THE DISTRIBUTION

     The Distribution will be made on July 10, 2000 to shareholders of record of GENROCO common stock at the close of business on the Record Date. Prior to the Distribution Date, and in accordance with the terms of the Contribution Agreement, GENROCO will deliver all of the outstanding shares owned by it to the distribution agent for distribution. The distribution agent will mail, beginning on or about the Distribution Date, certificates representing the Shares to GENROCO shareholders of record on the Record Date. Each GENROCO shareholder will receive one Share of VideoPropulsion common stock for every one Share of GENROCO common stock held on the Record Date. GENROCO shareholders will not be required to pay for Shares received in the Distribution, or to surrender or exchange GENROCO common stock in order to receive Shares of the Company. No vote of GENROCO shareholders is required or sought in connection with the Distribution, and GENROCO shareholders have no appraisal rights in connection with the distribution.

     IN ORDER TO BE ENTITLED TO RECEIVE SHARES OF THE COMPANY IN THE DISTRIBUTION, GENROCO SHAREHOLDERS MUST BE SHAREHOLDERS AT THE CLOSE OF BUSINESS ON THE RECORD DATE.

RESULTS OF THE DISTRIBUTION

     After the Distribution, the Company will be an independent, public reporting company. Immediately after the Distribution, the Company expects to have approximately 170 shareholders of record and approximately 4,400,000 Shares outstanding, based on the estimated number of record shareholders and outstanding Shares of common stock of GENROCO on the Record Date, and the Distribution ratio of one Share of VideoPropulsion common stock for every one Share of GENROCO common stock. The actual number of Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding Shares of GENROCO common stock.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     THIS TAX CONSEQUENCE DISCUSSION IS INTENDED ONLY AS A DESCRIPTION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION. IT IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE DISTRIBUTION. THE DISCUSSION DOES NOT ADDRESS ALL OF THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO TAXPAYERS SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") SUCH AS INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TAX EXEMPT ORGANIZATIONS, FOREIGN CORPORATIONS, FOREIGN PARTNERSHIPS OR OTHER FOREIGN ENTITIES AND INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES.

     The distribution of the shares of VideoPropulsion, Inc. should be treated as a taxable distribution with respect to the GENROCO common stock, however, because of accumulated losses to date, the Company believes that the distribution will be treated as a return of capital, in whole or in part, to each holder of GENROCO stock depending on each holders tax basis in the GENROCO stock.

     The amount of the distribution received by each holder of GENROCO common stock will equal the fair market value of the shares of VideoPropulsion, Inc. received. If a trading market develops for the shares of VideoPropulsion, Inc. within a reasonable period after the Distribution, the fair market value of the VideoPropulsion, Inc. stock should be based on the selling price in the market. If no selling prices are available, then the fair market value of the VideoPropulsion, Inc. stock should be determined taking into account all of the facts and circumstances including, without limitation, VideoPropulsion, Inc.'s net worth, prospective earning power, dividend paying capacity and other relevant factors. Based on an appraisal by an independent third-party professional appraisal firm, the fair market value of VideoPropulsion, Inc. stock, as of December 31, 1999, was approximately $.09 per share (based upon approximately 4,400,000 shares to be issued upon the Distribution).

     The amount of the distribution to each holder of GENROCO common stock would generally, for federal income tax purposes, be treated as a dividend includable in gross income to the extent of the holder's pro rata share of GENROCO's earnings and profits. If the amount of the distribution to the holder exceeds the holder's pro rata share of the GENROCO earnings and profits, the distribution to the extent of such excess will be applied against and reduce the basis of the holder's GENROCO common stock (but not below zero) and any remaining amount will be treated as a capital gain (provided that the GENROCO common stock is held as a capital asset). Such capital gain will be a long-term capital gain if the GENROCO common stock has been held for more than twelve months.

     To the extent the amount of the distribution is treated as a dividend to a corporate holder of GENROCO common stock, for federal income tax purposes the holder will be (1) eligible for a deduction of a portion (generally 70%) of the amount of the dividend received (subject to special limitations); and (2) subject to the "extraordinary dividend" provisions of the Code. Under recently enacted legislation, in the case of a dividend to a corporate stockholder that has held GENROCO stock for 2 years or less at the time of the Distribution which constitutes an extraordinary dividend as defined in Section 1059(c) of the Code, the nontaxed portion of any such dividend would reduce a corporate stockholder's basis in the GENROCO stock but not below zero and would thereafter be taxable as a capital gain (provided that the GENROCO stock was held as a capital asset). Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend exceeds one of several threshold percentages (generally 10%) of the tax basis in the share of stock. Dividends paid within certain periods may be aggregated and treated as one dividend for this purpose. Various exceptions and special rules apply in determining whether a dividend is an extraordinary dividend.

     The tax basis of the shares of VideoPropulsion, Inc. stock received by a holder of GENROCO stock in the Distribution will be equal to the fair market value of such shares of VideoPropulsion, Inc. at the time of Distribution.

     After the end of GENROCO's current fiscal year ending March 31, 2001, GENROCO will furnish each holder an information statement indicating the amount of the distribution to the holder which is treated as a dividend, if any.

     GENROCO should incur a gain on the distribution of the shares to the holder of GENROCO common stock equal to the excess of the fair market value of the VideoPropulsion, Inc. shares distributed over GENROCO's tax basis for the shares.

     THIS TAX CONSEQUENCE SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF GENROCO STOCK. GENROCO SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THE SHAREHOLDER OF THE DISTRIBUTION INCLUDING INCOME TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

LISTING AND TRADING OF SHARES OF COMPANY COMMON STOCK

     The Company has filed an SEC Form 10-SB. There is not currently a public market for VideoPropulsion Shares and there can be no assurance that an active market will develop following the Distribution.

     The Shares distributed to GENROCO shareholders will be freely tradable, except for Shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1934, as amended (the "Exchange Act"). Persons who may be deemed to be affiliates of the Company after the distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include directors and certain officers of the Company, as well as principal shareholders of the Company.

     Persons who are affiliates of the Company will be permitted to sell Shares owned by them only pursuant to an effective registration statement under the Securities Act of 1933 as amended ("Securities Act") or an exemption from the registration requirements of the Securities Act, such as under Rule 144. It is not expected that Rule 144 will be available for the sale of Shares by affiliates until approximately August 23, 2000 (90 days after the effectiveness of the Company's registration statement referred to herein under "Available Information"). It is believed that persons who may be deemed to be affiliates of the Company after the Distribution will own approximately 58.2% of the outstanding Shares. See "MANAGEMENT OF THE COMPANY - Security Ownership of Directors and Executive Officers."

DIVIDEND POLICY

     The Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. Rather, it is currently anticipating that any Company earnings will be retained for use in its business. The future payment of dividends will depend on business decisions that will be made by the Company's Board of Directors from time to time, based on the results of operations and financial condition of the Company and such other business considerations as the Board of Directors considers relevant.

RELATIONSHIP BETWEEN GENROCO AND THE COMPANY AFTER THE DISTRIBUTION

     After the Distribution, GENROCO will have no stock ownership interest in the Company. A series of agreements have been entered into between GENROCO and the Company providing for, among other things, the transfer of certain assets to, and the assumption of certain liabilities by the Company. As a result of these arrangements, substantially all of the assets and liabilities of the digital video business, reflected in the financial information and related notes included elsewhere herein, have been transferred to the Company. See "CAPITALIZATION - Summary of Historical Financial Data" and "BUSINESS OF THE COMPANY - Transactions and Agreements between the Company and GENROCO." See also the "APPENDIX A - FINANCIAL STATEMENTS OF VIDEOPROPULSION, INC.". In addition, the parties have provided for certain cross-indemnities, principally to place financial responsibility for the digital video business with the Company and to place financial responsibility for other GENROCO business with GENROCO.

     The Company also has entered into agreements with GENROCO that fix the respective responsibilities of GENROCO and the Company regarding the following: Employee benefit and compensation matters, taxes, intellectual property rights, certain interim administrative services, insurance, litigation and other claims, the transfer of real estate and other miscellaneous matters. See "BUSINESS OF THE COMPANY - Transactions and Agreements between the Company and GENROCO." The Company and GENROCO intend to continue to engage in commercial transactions pursuant to arms-length negotiations in the ordinary course of business.

REASONS FOR FURNISHING THE INFORMATION STATEMENT

     This Information Statement is being furnished by GENROCO solely to provide information to shareholders of GENROCO, who will receive Shares in the Distribution. It is not, and should not to be construed as, an inducement or encouragement to buy or sell any securities of GENROCO or the Company. The information contained in this Information Statement is believed by GENROCO to be accurate as of the date set forth on the cover of this Information Statement. Changes may occur after that date, and neither

     GENROCO nor the Company will update the information, except as required by law in the normal course of their respective public disclosure practices.

FINANCING

     GENROCO intends to provide interim financing in amounts, believed by management, adequate to allow the Company to meet its financial obligations for a period of one year. However, there is no guarantee that GENROCO will have the financial ability to meet all obligations. In the case that GENROCO is unable to provide additional support for one year, the Company will need to raise additional capital either through a private placement or an offering of Company stock. Further the Company will need to raise capital to fund operation beyond 2000. There can be no assurances that there will be a market for Company stock or that capital can be raised through any private placement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".

INVESTMENT CONSIDERATIONS AND RISK FACTORS

     Shareholders of GENROCO should be aware that the Distribution and ownership of the Shares involves certain investment considerations and risk factors, including those described below and elsewhere in this Information Statement, which could adversely affect the value of their holdings. Neither GENROCO nor the Company makes, nor is any other person authorized to make, any representations as to the future market value of the Shares.

     Any forward-looking statements contained in this Information Statement should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

TRANSACTION MAY BE DEEMED TAXABLE BY THE IRS

     Shareholders of GENROCO should be aware that there are circumstances under which the amount of the distribution to each holder should, for federal income tax purposes, be treated as a dividend includable in gross income, to the extent of the holder's pro rata share of GENROCO's earnings and profits as a result of this transaction. Because of accumulated losses in excess of $1,800,000 as of March 31, 2000 and the prospects of continued losses in the near term, GENROCO does not believe that inclusion of the $400,000 appraisal value in fiscal 2001 earnings will serve to eliminate GENROCO's accumulated losses during this tax year. Accordingly, the transaction is being treated as a return of capital transaction..

     The Company has not sought an IRS ruling or a legal opinion on this matter. There are no assurances that the Company's position will not be overturned
     by the IRS.   The Company may also incur costs of defending the action and the IRS may conclude that GENROCO owes a significant amount of corporate taxes.

COMPANY INDEBTEDNESS

     The Company needs additional working capital to operate and expand.
     GENROCO provided interim financing in amounts, believed by management, adequate to allow the Company to meet its financial obligations until the spin-of and intends to continue to provide balance sheet support for the balance of 2000, however, there is no guarantee that GENROCO will have the financial ability to meet all obligations. In the case that GENROCO is unable to provide additional support, the Company will need to raise additional capital either through a private placement or an offering of Company stock. Further the Company will need to raise capital to fund operation beyond 2000. There can be no assurances that there will be a market for Company stock or that capital can be raised through a private placement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".

COMPANY'S ABILITY TO CONTINUE IN BUSINESS

The Company's financial statement assumes that it will continue as a going concern. Absent the sale of profitable products, or the raising of capital, the Company may not be successful. There can be no assurances that the Company will raise funds on favorable terms, if at all.

LACK OF OPERATING HISTORY AS AN INDEPENDENT ENTITY

     The digital video business has been conducted as a product line under the direction of a product manager for approximately four years and, accordingly, the Company does not have an operating history as an independent public company. The Company was formed in October 1999 solely for the purpose of effecting the Distribution, and will own and conduct the business previously conducted by the digital video business product line management team. Management of the Company has historically relied upon GENROCO for substantially all administrative services required by the Company. After the Distribution Date, the Company will be responsible for maintaining its own administrative functions, except for certain transitional services provided by GENROCO. See "THE DISTRIBUTION - Relationship between GENROCO and the Company after the Distribution," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS OF THE COMPANY - Transactions and Agreements between the Company and GENROCO."

     Following the Distribution, the Company will be responsible for obtaining and maintaining its own financing relationships, except for a transitional loan from GENROCO on an interim basis. See "FINANCING."

DEPENDENCE UPON CERTAIN CUSTOMERS AND SUPPLIERS

     The Company's business is highly focused in the Digital Video Broadcast industry with 100% of sales coming from approximately 15 manufacturers of video servers and video signal transmission equipment providers. Details on customers are included in the following pages. There can be no assurances that these relationships will continue nor that the Company will be successful in its efforts to provide goods and services to a larger customer base.

MARKET FOR THE COMPANY'S PRODUCTS

     A market for the Company's products may not develop, or if developed, remain in existence. If a significant market for digital video products does not develop, the Company's business may fail. The Company's growth will be limited if DVB technology and solutions do not become widely accepted. The Company's product development and marketing efforts are focused on the digital video market, which has only recently begun to develop and is evolving rapidly. The markets for new technology frequently develop more slowly than the technology targeted to these markets.

TECHNOLOGICAL CHANGES

     The Cable Television (CATV) market is subject to rapid technological change. These include changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards.
     The Company's success depends in part on its ability to keep pace with technological developments and emerging industry standards. The Company must also respond to evolving customer requirements by enhancing its current products and developing new products. There is a risk that if the Company fails to anticipate or respond rapidly to advances in technology by adapting its products appropriately, its products may become obsolete. If this occurs, the business could be adversely affected.

ACCEPTANCE OF TECHNOLOGY

     The Company's business strategy includes the sale of technology which depends on industry acceptance of DVB as a standard of choice. This technology is also dependent on the availability of software and thus the loss of significant numbers of key software development personnel would adversely impact the future results of the Company.

CUSTOMERS

     The demands of customers are constantly changing. The increased demand of customers and the increasing presence of the Internet in everyday markets, are creating a customer base that demands a quicker response time. This customer expectation, coupled with the global economies, make meeting these expectations a constant challenge, especially for small companies who may not be able to attract the capital resources needed to meet these demands.

     The Company's customer portfolio is composed of a few global companies who issue purchase orders that to date have not been large multi-year contracts. The Company's dependence on key customers exposes it to sporadic order rates, which require higher than normal inventory levels to support the business.

INDUSTRY SEGMENTS

     The Company operates in only one industry segment as a developer, marketer and manufacturer of DVB based computer hardware, and thus the Company will be significantly impacted by changes in the industry.

INABILITY TO PENETRATE THE DIGITAL VIDEO  MARKET

     The Company's ability to penetrate the digital video market is a function of its:

       1. Success in implementation of software drivers for various platforms.
       2. Ability to join with appropriate Video Server suppliers as strategic technology partners.
       3. Ability to join with appropriate integration, installation, and maintenance partners.

     Failure to accomplish any one or all of the above could cause the business to fail. There can be no assurance that the Company will be profitable or meet its goals.

COMPETITIVE PRICING PRESSURES MAY INCREASE

     Because of competitive pricing pressures, the average price of the Company's products may decline, resulting in a decrease in revenues and gross margins. The Company expects that the average price of its products will decrease in the future in response to competitive pricing pressures and changes in product mix and other factors. If the Company is unable to offset these decreases by increasing its sales volumes, its revenues and profits will decline. In addition, to maintain its gross margins, the Company must develop and introduce new products and product enhancements, and it must continue to reduce the manufacturing cost of its products. If the Company fails to do this, its business could suffer.

NEW PRODUCTS MAY CONTAIN UNDETECTED HARDWARE AND SOFTWARE ERRORS

     New products that the Company develops may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers, and negatively impact its reputation in the industry.

     Despite its testing and quality control efforts, the Company anticipates that errors may be found from time to time in new or enhanced products after commercial introduction. In addition, the Company's products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. If the Company is unable to rapidly correct any errors, this could result in the following consequences, among others:

       1. Delay or loss of market acceptance of the Company's products.
       2. Significant warranty or other liability claims.
       3. Diversion of engineering and other resources from product development efforts.
       4. Significant customer relations problems.
       5. Loss of credibility in the market.
       6. Inability to sell its products until any errors are corrected.

     The Company's growth depends on its digital video products and if any of the above events occur, the Company's business could be adversely impacted.

SUPPLIERS

     If the Company's subcontractors do not meet its manufacturing needs, it may not be able to produce and sell its products. The Company subcontracts a majority of its production activities, including the manufacture and assembly of certain products from GENROCO (totaling $132,269, or 100% of the cost of goods sold in 1999).

     The Company and its major supplier (GENROCO) currently depend upon qualified suppliers to deliver high-quality products in a timely manner, but they cannot assure that these suppliers will continue to perform satisfactorily. The Company currently does not have a long-term supply contract with any of its subcontractors. The Company's subcontractors are not obligated to supply products for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

     The Company generally places orders with its subcontractors between one and three months before scheduled delivery of products to customers. Accordingly, if the Company inaccurately forecasts demand for its products, it may be unable to obtain adequate manufacturing capacity from its subcontractors to meet its customers' delivery requirements, or it may accumulate excess inventories. Poor performance by one of the Company's subcontractors would have a material adverse effect on business until it finds an alternative subcontractor. The Company cannot assure that it would be able to find an alternative subcontractor to deliver quality products at an acceptable price. If the Company experiences problems with any of its subcontractors, the Company's business could be adversely affected.

     In addition, future growth may cause the Company to increase orders to its subcontractors. If this happens, the Company may not be able to accurately forecast its needs or manage its relationship with its subcontractors during the transition.

     Frequently, manufacturers encounter delays or difficulties in beginning volume production of new product lines. If the Company or any of its subcontractors is not able to effectively manage the anticipated increase in production volumes, the Company's business could suffer.

COMPONENTS

     The Company's dependence on a limited number of suppliers and the possible unavailability of some key components may prevent it from being able to produce its products.

     Some of the components the Company uses in its products are available only from a single supplier, or from a limited number of suppliers. These components may occasionally be in short supply or unavailable from a sole source supplier. The following factors could each have an adverse effect on the Company's ability to obtain components for the Company's products:

       1. Scarce quantities of components.
       2. A reduction or interruption in component supply.
       3. A disruption of existing supplier relationships.
       4. An inability to develop alternative sources.
       5. A significant increase in the price of components.

     If the Company is unable to purchase components on a timely basis, it may not be able to produce its products.

REGULATORY APPROVALS MAY NOT BE COMPLIED WITH

     If the Company fails to comply with evolving regulatory approvals or government regulations, it may be unable to sell its products. The Company's products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories in the United States. Products sold internationally will also be required to comply with standards established by authorities in various countries. To date the Company believes it has met such standards, but those standards may change.

QUARTERLY FLUCTUATIONS

     Quarterly revenues and operating results may fluctuate. The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future. The primary factors that affect quarterly results include the following:

       1. The overall strength of the economy, timing, size and terms of customer orders.
       2. Changes in customer buying patterns.
       3. Uncertainties associated with the introduction of any new product or product enhancement.
       4. The timing of the announcement and introduction of new products by the Company or its competitors.
       5. The mix of products sold and the mix of distribution channels through which products are sold.
       6. Deferrals of customer orders in anticipation of new products, services or product enhancements introduced by the Company or its competitors.
       7. Technological developments affecting the data communication network and storage market.

LOSS OF KEY PERSONNEL OR INABILITY TO HIRE ADDITIONAL QUALIFIED PERSONNEL

     The loss of the services of any key management employees (especially Barbara Pick, President and Chris Good, Executive Vice President) or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of, and negatively impact the Company's ability to sell, its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled managerial, engineering, sales and marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the Wisconsin area, where the Company's main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business.

INTELLECTUAL PROPERTY MAY NOT PROTECT THE COMPANY

     The Company's business is dependent on its intellectual property, and its success in protecting its intellectual property could negatively affect its ability to compete.

     To establish and protect the Company's intellectual property rights, the Company will rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. The Company also enters into confidentiality or license agreements with consultants, customers and corporate partners. The Company cannot be certain that the steps it takes to protect its intellectual property will adequately protect its proprietary rights, or that others will not independently develop or otherwise acquire equivalent or superior technology. In addition, the laws of some of the countries in which the Company's products are, or may be sold, may not protect the Company's proprietary rights as fully as the laws of the United States.

     The Company may be a party to intellectual property litigation, either to protect its intellectual property or as a result of an alleged infringement of others' intellectual property. Any litigation or dispute, regardless of its success would likely result in substantial costs and be time consuming. An adverse determination could:

       1. Subject the Company to significant liabilities from third parties.
       2. Invalidate the Company's proprietary rights and require it to seek licenses from or pay royalties to third parties.
       3. Require the Company to develop appropriate alternative technology.
       4. Require the Company to stop using the challenged intellectual property and/or stop selling its products that incorporate it.

     Any of these events could have an adverse effect on the business, financial condition and results of operations.

INTERNATIONAL SALES MAY NOT MATERIALIZE

     The Company may not be successful in its international sales activities, which could adversely affect its growth. The Company's international sales will be limited if it is unable to establish and maintain relationships with international distributors and original equipment manufacturers. Even if the Company increases its international sales efforts, it cannot be certain that it will increase demand for its products in these markets.
     The Company's international operations are subject to a number of risks, including:

       1. Longer sales cycles.
       2. Difficulty in collecting accounts receivable.
       3. Political and economic instability.
       4. Reduced protection of intellectual property rights.
       5. Protectionist laws and business practices that favor local competition.
       6. Dependence on local vendors.

     To date, none of the Company's international revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and therefore less competitive in foreign markets. A portion of the Company's international revenues may be denominated in foreign currencies in the future, which would subject it to risks associated with fluctuations in those foreign currencies.

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

     There is presently no public market for the Company's common stock and there can be no assurance that an active market will develop following the Distribution. The prices at which the shares trade will be determined by the market place and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the Company participates and changes in government
     regulations.    In addition, the general stock market has in recent years
     experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company common stock. Furthermore, given the relatively small market capitalization of the Company, the market for the Shares may be subject to greater volatility than would be the case for a larger company. See "The Distribution - Listing and Trading of Shares of Company common Stock."

DIVIDEND POLICY

     The Company does not intend to pay cash dividends on the Company Common stock in the foreseeable future. Rather, it is currently anticipating that any Company earnings will be retained for use in its business. The future payment of dividends will depend on business decisions that will be made by the Company's Board of Directors from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Board of Directors considers relevant. Certain covenants in the Company's credit agreement may restrict the payment of dividends by requiring the maintenance of certain financial ratios. See "THE DISTRIBUTION - Dividend Policy" and "FINANCING."

COMPETITION

     The Company competes with domestic and foreign-based competitors on the basis of custom product design, engineering support, quality and price. While the number of direct competitors is at the moment relatively small, the emergence of the Digital TV market will encourage competition among potential suppliers.

CAPITALIZATION

     Historically, the Company has been capitalized 100% through equity contributions from GENROCO. It will now have to generate working capital to fund its operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's objective is to maximize stockholder value by executing strategies that focus on a balance of three priorities: growth, profitability and liquidity.

     During the first three years of its existence, as a division within GENROCO, the Company focused its efforts on product and market development activities with a focus on positioning the Company to be a supplier of networking equipment for the digital video market. In the view of management, the time for VideoPropulsion, Inc. to operate as a separate publicly owned and traded company has arrived.

     As a result, GENROCO has capitalized the Company at a level which management feels will allow it to function as a separate entity and, hopefully, enable it to attract additional investors and equity capital. The Company will likely require additional capital as described below to grow the company in the years ahead.

          SELECTED HISTORICAL  FINANCIAL DATA

                                                    FOR YEAR ENDED DECEMBER 31,           FOR THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------           -------------------------------
                                                     1999                1998                2000                1999
                                                   --------            --------            --------            --------
                                                   (Audited)           (Audited)          (Unaudited)         (Unaudited)

 NET SALES                                         $ 598,482           $ 329,120           $ 124,075           $ 142,298

 COST OF GOODS SOLD                                  132,269              88,404              33,389              33,856
                                                   ---------           ---------           ---------           ---------

 GROSS PROFIT                                        466,213             240,716              90,686             108,442
          %                                            77.9%               73.1%               73.1%               76.2%
 OPERATING EXPENSES:
      RESEARCH AND  DEVELOPMENT                      261,389             169,145              94,197              62,690
      SALES AND MARKETING AND
        CUSTOMER SERVICE                             170,240              84,803             112,374              35,071
      GENERAL AND ADMINISTRATIVE                      82,764              38,258              82,772              11,246
                                                   ---------           ---------           ---------           ---------
          TOTAL                                      514,393             292,206             289,343             109,007
                                                   ---------           ---------           ---------           ---------
 OPERATING LOSS                                    $ (48,180)          $ (51,490)          $(198,657)           $   (565)

     Net sales for 1999 were $598,482, compared to $329,120 for 1998. Net sales for the three months ended March 31, 2000 were $124,075, compared to 142,298 for the three months ended March 31, 1999.

     Gross profit for 1999 was $466,213 compared to $240,716 for 1998 or 77.9% and 73.1% of net sales for 1999 and 1998, respectively. Gross profit for the three months ended March 31, 2000 were $90,686, compared to $108,442 for the three months ended March 31, 1999.

     The Company's major expense is personnel costs. Most employees are highly skilled and thus costly due to the present state of the labor market. Personnel costs traditionally represent approximately 65% of total overhead costs and expenses.

     For the two years ended December 31, 1999 and the three months ended March 31, 1999, operating expenses of GENROCO were allocated to the Digital Video Division based on the percentage of hours worked for the Digital Video Division, by employees of GENROCO, compared to total hours worked by employees of GENROCO each year, multiplied by the GENROCO's total operating
     expenses.   Management estimates that, if the Company had been on a
     stand-alone basis over the past two years, operating expenses would have been substantially identical to the allocated expenses included in the financial statements. Operating expenses for the three months ended March 31, 2000 are based on actual results.

     Research and development costs are expensed as incurred. Research and development expenses for 1999 were $261,389 compared to $169,145 in 1998,
     or 43.7% and 51.4% of net sales for 1999 and 1998, respectively.   Research
     and development expenses for the three months ended March 31, 2000 were $94,196, compared to $62,690 for the three months ended March 31, 1999.
     The Company expects research and development costs in 2000 and 2001 to be in excess of 35% of net sales.

     Selling, customer service and general and administrative expenses for 1999 were $253,004 compared to $123,061 in 1998 or 42.3% and 37.4% of net
     sales for 1999 and 1998, respectively.   Selling, customer service and
     general and administrative expenses for the three months ended March 31, 2000 were $195,146, compared to $46,317 for the three months ended March 31, 1999.

     As of January 1, 2000, the Company and GENROCO entered into an Interim Administrative Services Agreement. This agreement governs the administrative and manufacturing services that GENROCO will continue to provide to the company on an interim basis. In general GENROCO will provide certain financial, human resource and information system services (including use of the hardware and furniture and fixtures associated with these services). Under the terms of the agreement, the Company will compensate GENROCO at negotiated fees which, the Company believes, would be comparable to rates the Company could have achieved through arms-length negotiations.

     Loss from operations in 1999 was $48,180 compared to $51,490 in 1998. Loss from operations for the three months ended March 31, 2000 was $198,656 compared to a loss of $565 for the three months ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and cash equivalent position as March 31, 2000 and December 31, 1999 was $104,030 and $9,947, respectively, as compared to zero prior to incorporation as a wholly-owned subsidiary of GENROCO, Inc in October of 1999. During the year ended December 31, 1999, net cash used in operating activities was $146,150 as compared to $314,464 for the year ended December 31, 1998. For the three months ended March 31, 2000 and March 31, 1999, net cash used in operating activities was $105,917 and $95,259, respectively.

     Expenditures for plant and equipment prior to December 31, 1999 were zero. Capital equipment in use by the Company is being provided by GENROCO on an operating lease basis. The Company anticipates that it will begin acquiring its own capital equipment during the third quarter of 2000 by entering into capital lease agreements with a lease company.

     On October 4, 1999, GENROCO purchased 1,000 shares of the Company's stock for $10,000. GENROCO contributed $146,150 and $314,464 of equity in 1999 and 1998, respectively. On March 31, 2000, GENROCO contributed an additional $200,000 of equity by converting the outstanding $200,000 note receivable to additional equity in VideoPropulsion.


     GENROCO's digital video business financing requirements have historically been fulfilled by GENROCO. For the next year, GENROCO intends to continue to provide this financial support to the Company on an arms-length business loan basis. The Company hopes that business loans from GENROCO and cash flow from operations, will be adequate to meet its anticipated capital expenditure, working capital and operating expenditure requirements in the short term. However, management is anticipating the need to raise additional working capital during 2000 and may consider a private placement or a public offering of VideoPropulsion common stock.

BUSINESS OF THE COMPANY

GENERAL

     VideoPropulsion designs and sells a range of digital video products which provide enabling technology for a variety of applications that allow consumers to use their TV sets for interactive services including email, home shopping, web browsing, video-on-demand, Internet based telephony. A typical application for the Company's products is providing connectivity between the video servers (which store media that is available to be sent, via cable TV, to a set-top decoder box at a consumers location) in the central office of any given cable TV provider and the cable headend (which is the electronic device in the central office of the cable company that forwards all TV signals from the central office to the cables leading to the consumers' set-top box).

     VideoPropulsion's products are enabling these solutions and providing what the Company believes to be low cost-per-stream delivery. The Company's Internet address is www.videopropulsion.com.
                         -----------------------

     The Company is located in Slinger, Wisconsin (30 miles north of Milwaukee) and has 6 employees. The Company (initially a wholly-owned subsidiary of GENROCO, Inc.) has existed as a product line of GENROCO since 1996 and was organized under the laws of the State of Wisconsin in 1999 as VideoPropulsion, Inc. Initial sales of digital video products, as a separate product line for GENROCO, occurred in March of 1997.

BUSINESS STRATEGY

     The Company's initial objective is to place DVB interface cards into digital television application servers by offering products with low cost per video stream.

     Next, the Company intends to produce additional types of hardware interfaces to utilize the software both it and its customers have developed.

     Strategic alliances will be entered into at the product development level as well as the sales and service levels of customer support.

MARKETS DEFINED

     The market can generally be broken into three categories:

       1. The "Broadcast" category which includes a wide variety of video servers used for video editing, store-and-forward applications, pre-production applications and archiving applications in digital studios, as well as organizations engaged in the broadcasting of television content via towers or satellite. This market is being addressed by most major platform vendors, plus a variety of companies specializing in digital video devices and applications.

       2. The "Cable and Telco" category which consists primarily of products for Video-on-Demand (VOD) and interactive services being provided by the cable and telephone industry, as part of the widespread deployment of the digital cable infrastructure mandated by the FCC over the next few years.

       3. "Other" which includes non-broadcast applications such as high-end non-linear editing for content creation, hospitality services, in flight communication, distance learning, enterprise training, etc.

     The opportunities for VideoPropulsion's products are perceived to be primarily in the Broadcast and Cable/Telco segments but VideoPropulsion envisions becoming active with efforts to respond to opportunities in other areas, as well.

THE COMPANY'S CURRENT PRODUCTS

     1.   VDOPRO DVB RAW TRANSMIT (DVP-2732AT)
          VideoPropulsion's Raw DVB transmit products are DMA engines which continuously pump a full pipe, 216Mbps, of precisely timed transport streams. These transmit-only devices are designed with a simple application program interface (API) that gives developers the ability to closely couple and control the output of their data. This is the most cost-effective offering on the market for OEMs who want to add value and for application providers who need to lower their cost per stream in transmission-only environments. Device drivers for Windows NT and Solaris are currently available.

     2.   VDOPRO DVB RAW TRANSCEIVE (DVP-2732AF)
          VideoPropulsion's VDOPro DVB ASI transceive products provide full duplex transmission and capture of transport streams. The device can simultaneously send and receive a full pipe, 216Mbps, of MPEG data. Developer kits provide sample programs for sending and receiving transport streams, as well as sources to sample programs, to assist in interfacing to the card. The data is transmitted using a very precise 270 MHz clock. Device drivers for Windows NT and Solaris are currently available.

     3.   VDOPRO DVB MULTIPLEX TRANSMIT
          VideoPropulsion's VDOPro DVB ASI multiplexing products deliver a full pipe, 216Mbps, of transport streams using patented architecture, custom firmware, and efficient, low host-overhead device drivers. These products are the result of extensive experience in cross-platform support of high performance networking and video streaming applications. A flexible API offers customers the ability to define options and provides high levels of functionality facilitating integration with application layers. Multiple streams of MPEG video and encapsulated IP data are multiplexed into a single MPTS for transmission to any other DVB ASI compliant device. The data is transmitted using a very precise 270MHz clock and the multiplexor inserts and modifies timing information in the streams as appropriate. Device drivers for Windows NT and Solaris are currently available.

     4. DOPRO DVBOVS TRANSMIT- DVB TRANSMIT SUPPORT FOR ORACLE VIDEO SERVER ITV SOLUTIONS
          Oracle Video Server, release 3.0, offers greatly enhanced features such as simplified startup and system management; full VCR controls; patented Visual Scan; integration with the Oracle8 database; patented real-time RAID; DVB support; and a robust distribution solution for delivering from hundreds to thousands of concurrent video streams.

          VideoPropulsion has worked with Oracle's OVS team to match VideoPropulsion's device drivers to Oracle's multiplexing and video management software. VideoPropulsion's extensive experience and expertise in high performance controllers for networking and digital video in a wide variety of superserver configurations has produced drivers that are optimally tailored. The VDOPro Raw Transmit (DVP-2732/AT) card acts as a hardware platform for this powerful and flexible combination. VideoPropulsion's hardware and software have been carefully integrated into the OVS video pump to provide seamless output of content from the Oracle Media Data Store (MDS) to digital QAMs, QPSK, and other DVB ASI compliant devices.

          VDOPro DVBASI for OVS is available on SGI Origin platforms with IRIX, Compaq Alphastations with Tru64 UNIX, and Sun Microsystems Sparc servers with Solaris.

FUTURE PRODUCTS

     VideoPropulsion has new hardware and software under development, that management believes, will expand and enhance its product offerings as many new digital television requirements appear and deployment of solutions begins in earnest. A driving force in the industry is to reduce the cost-per-stream of delivery to the consumer. VideoPropulsion is addressing this need with products that will reduce the cost of infrastructure.

PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

     The Company has a non-transferable and non-exclusive license to U.S. patent (Patent # 5,420,984) covering peripheral controllers and methods for rapid task switching and memory caching, which was issued on May 30, 1995 and is owned by GENROCO, Inc.

     The Company also has a license to U.S. patent (Patent # 6,026,032) covering high speed data buffers using virtual first-in first-out registers which was issued in February, 2000.

     GENROCO has applied for other patents covering the following technologies:
     (1) high-speed data buffer using a virtual first-in first-out register and
     (2) buffer memory with parallel data and transfer instruction buffering and the Company is considering obtaining the right to procure a nonassignable license to use this technology.

     GENROCO has applied for additional patents relative to the digital video product lines, which may be available for use by the Company.

SALES AND MARKETING / DISTRIBUTION AND SALES CHANNELS

The Company currently uses a direct sales force, which receives technical and
sales support from the engineering staff on an as needed basis.   Products are
typically shipped from the Company's Wisconsin facility direct to the customer via an independent shipping service.

The Company sells the majority of its products and technology in Europe, Japan and the United States. Approximately 39.5%and 17.5% of fiscal 1999 and 1998 sales, respectively, were made to non-U.S. customers. All sales are in U.S. dollars.

MAJOR CUSTOMERS

The following customers comprise a significant portion of the Company's business:

               CUSTOMER REVENUE AS A PERCENT OF TOTAL REVENUE
               ----------------------------------------------

                                                  1999           1998
                                                 ------         ------
      Concurrent Computer Corp.                   12.0%          46.1%
      Compaq - France                             15.5%          17.9%
      Open TV                                     24.2%          15.0%
      SGI                                         24.0%             0%
      Oracle                                       7.0%          11.0%

The balance of the business is generated from approximately 10 customers.

COMPETITION

     Direct competition for the Company's digital video products comes from View Graphics and Cogent Technologies. Additional direct competitors are expected to emerge and the market will become more competitive.

     Indirect competition for the Company's current digital video products comes from other digital video transport mechanisms such as DHEI and ATM.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Research and development expenses for 1999 were $261,389 compared to $169,145 in 1998, or 43.7% and 51.4%of net sales for 1999 and 1998, respectively. Research and development expenses for the three months ended March 31, 2000 were $94,196, compared to $62,690 for the three months ended March 31, 1999. The Company expects research and development costs in 2000 and 2002 to be in excess of 35% of net sales.

EMPLOYEES

     As of December 31, 1999, the Company had 6 employees, all of which were full-time. Some of these full-time employees currently perform selected
     duties for GENROCO on a contract employee basis.   As of June 16, 2000, the
     Company has 8 fulltime employees and may retain additional employee to assist in sales and engineering.

     None of the Company's employees are represented by a union. The Company believes that its relations with its employees are good.

FACILITIES

     The Company's primary physical presence in the United States is its corporate headquarters in Slinger, Wisconsin, where it leases approximately 2,250 square feet of space from GENROCO, Inc. GENROCO currently occupies approximately 14,000 square feet of this shared facility. An additional 6,000 square feet of the facility is used for warehousing and is available for future growth.

SUPPLIERS

     GENROCO produces all of the Company's products under an outsourcing contract, on terms which management believes are arms-length basis.

     GENROCO purchases its non-critical parts and services from suppliers and distributors. The following suppliers comprise a significant portion of the Company's cost of goods sold.

               SUPPLIER COSTS AS A PERCENTAGE OF COST OF GOODS SOLD
               ----------------------------------------------------

                                              1999                1998
                                             ------              ------
          Multek                               10%                 14%
          Insight                              20%                 20%
          Hewlett-Packard                      10%                 10%
          Wyle                                  4%                 10%
          DASH                                  5%                 10%

     GENROCO, in turn, purchases its critical parts directly from manufacturers. In the event that a manufacturer is unable to supply parts, GENROCO would then select an alternate supplier, which it believes are generally available. However a select few components are single-source and if unavailable, GENROCO would be required to redesign the product. Price increases are generally passed along to the customer.

     All circuit board fabrication and circuit board assembly work is outsourced to high quality suppliers who are generally ISO-9001 certified and have demonstrated the skills to produce quality products quickly.

     The Company's dependence on a limited number of suppliers and the possible unavailability of some key components may prevent it from being able to produce its products at the level desired by customers. Some of the components the Company uses in its products are available only from a single supplier, or from a limited number of suppliers. These components may occasionally be in short supply or unavailable from a sole source supplier. The following factors could each have a material adverse effect on the Company's ability to obtain components for the Company's products:

       1. Scarce quantities of components.
       2. A reduction or interruption in component supply.
       3. A disruption of existing supplier relationships.
       4. An inability to develop alternative sources.
       5. A significant increase in the price of components.

     If GENROCO is unable to purchase components on a timely basis, it may not be able to produce the Company's products. GENROCO's distributors are beginning to provide allocation schedule information, designed to promote forward planning and purchase commitments, which in itself constitutes a business risk beyond the control of the Company.

FISCAL YEAR END

     The Company has a fiscal year end of December 31. The results herein include the years ended December 31, 1999 ("1999") and December 31, 1998 ("1998"). The fiscal year ending December 31, 2000 is referred to as "2000".

LEGAL PROCEEDINGS

     The Company and its parent, GENROCO, Inc. are, from time to time, party to litigation arising in the normal course of business. The Company believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company. Currently there are no known litigation claims relating to the Company.

TRANSACTIONS AND AGREEMENTS BETWEEN THE COMPANY AND GENROCO

     In order to effect the spin-off, GENROCO and VideoPropulsion have entered into the following agreements relating to their ongoing relation subsequent
     to    January 1, 2000 as follows:

       O Contribution Agreement, Plan and Agreement of Reorganization and Distribution.
       O  Facilities Lease Agreement.
       O  General Assignment, Assumption and Agreement.
       O  Transitional Trademark Use and License Agreement.
       O  Insurance Matters Agreement.
       O  Employee Benefits and compensation Agreement.
       O  Tax Sharing and Indemnification Agreement.
       O  Interim Administrative Services agreement.
       O  Confidentiality and Non Disclosure Agreement.
       O  Bill of Sale and Assumption of Liabilities.

     These agreements serve to effect the spin-off, describe the restructuring to reorganize GENROCO, and define the ongoing relationship between the parties after the spin-off. Because these Agreements were negotiated while VideoPropulsion was a wholly owned subsidiary, they are not the result of negotiations between independent parties, although GENROCO and VideoPropulsion have set pricing terms for services believed to be comparable to what could be achieved through arms-length negotiation. Following the spin-off, additional or modified agreements, arrangements and transactions may be entered into and such agreements and transactions will be determined through arms-length negotiations.

     CONTRIBUTION AGREEMENT - Pursuant to the Contribution Agreement, Plan and Agreement of Reorganization and Distribution, immediately prior to the spin-off, substantially all of the assets and liabilities of the digital video business were transferred by GENROCO to VideoPropulsion. VideoPropulsion also assumed the indebtedness associated with the certain transferred assets of the digital video business.

     FACILITIES LEASE AGREEMENT - Pursuant to the Facilities Lease Agreement, GENROCO has agreed to lease approximately 2,250 square feet of dedicated space to VideoPropulsion for a period of two years at a lease rate of $2,500 per month, including utilities, taxes, insurance and maintenance costs.

     ASSIGNMENT AND ASSUMPTION AGREEMENT - Pursuant to the General Assignment and Assumption Agreement regarding Litigation, Claims and other Liabilities, in general VideoPropulsion assumed and agreed to indemnify GENROCO and acquire substantially all the liabilities, litigation and claims arising out of the digital video business including all environmental liabilities. GENROCO retained and will indemnify VideoPropulsion against substantially all liabilities, litigation and claims arising out of its storage area networking business and other items not transferred to VideoPropulsion. The indemnification obligations will not entitle the indemnified party to recover to the extent that such liabilities are covered by proceeds received from a third party insurer. In circumstances in which the potential liability of GENROCO and VideoPropulsion is joint, the parties will share responsibility for such liability on a mutually agreed basis consistent with the principles established in the Agreement.

     TRANSITIONAL TRADEMARK USE AND LICENSE AGREEMENT - Pursuant to the Transitional Trademark Use and License Agreement, GENROCO will grant to VideoPropulsiton certain rights to continue to use, for a limited period of time and under certain defined circumstances, certain GENROCO trademarks and trade dress already inscribed upon VideoPropulsion's existing inventory of labels, promotional materials, product materials and other materials relating to VideoPropulstion's existing inventory of products. Also, GENROCO has granted VideoPropulsion a royalty free, nontransferable, nonexclusive license to use certain GENROCO trademarks and intellectual property for a period of ten (10) years after the spin-off.

     INSURANCE MATTERS - An Insurance Matters Agreement was entered into which governs the rights and obligations of GENROCO and VideoPropulsion with respect to various pre-existing contracts insuring GENROCO and covering risks associated with, or arising out of, the digital video business. The types of policies covered by the insurance Agreement include, without limitation, automobile liability, comprehensive and general liability.
     This agreement also established certain procedures for dealing with pending litigation, new litigation and the resolution of disputes between the parties concerning the Insurance Agreement.

     EMPLOYEE BENEFIT AND COMPENSATION MATTERS - An Employee Benefits and Compensation Agreement will govern the rights and obligations of GENROCO and VideoPropulsion with respect to various matters and obligations concerning employee benefits for the former GENROCO employees who became employees of VideoPropulsion as of January 1, 2000. The Benefits Agreement covers VideoPropulsion's assumption of certain compensation and benefits obligations relative to VideoPropulsion's employees. Pursuant to the Benefits Agreement, VideoPropulsion will assume responsibility for certain benefits previously offered by GENROCO to its employees prior to the spin-off who became employed by VideoPropulsion and will receive funds from GENROCO for disbursement to such employees for compensation and certain employee benefits earned prior to the spin-off.

     TAX INDEMNIFICATION AGREEMENT - Pursuant to a Tax Sharing and Indemnification Agreement (the "Tax Indemnification Agreement"), VideoPropulsion will indemnify GENROCO for certain tax costs resulting from Internal Revenue Service and other audit assessments relating to VideoPropulsion's business from the spin-off. The Tax Indemnification Agreement will also allocate responsibility for certain taxes resulting from the transfer of assets and liabilities to VideoPropulsion pursuant to the Contribution Agreement and the spin-off of VideoPropulsion shares in the spin-off. In general, VideoPropulsion will indemnify GENROCO for any liability resulting from a decision that GENROCO is liable to GENROCO's shareholders or VideoPropulsion's shareholders because the spin-off failed to meet the requirements of Section 355 of the Code for non-recognition of gain or loss at the corporate level if such taxes or liability result from a breach of any representation or covenant made by VideoPropulsion in connection with the spin-off under the application Code provisions.

     INTERIM ADMINISTRATIVE SERVICES AGREEMENT - As of January 1, 2000, GENROCO and VideoPropulsion entered into an Interim Administrative Services Agreement. This Agreement governs the administrative and financial services that GENROCO will continue to provide to VideoPropulsion on an interim basis and for which VideoPropulsion will provide GENROCO. In general, GENROCO will provide certain financial services, human resource services and information system services for a period of up to one year, with certain limited exceptions. The Interim Administrative Services Agreement will also provide for certain financial support, technical support, and staff support services for one year. Under the terms of the Agreement, each party will compensate the other parties for negotiated amounts which, VideoPropulsion believes, will be comparable to rates VideoPropulsion could have achieved through arm's-length negotiations and approximate current intercompany rates.

     CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT - As of January 1, 2000, VideoPropulsion and GENROCO entered into a Confidentiality and Nondisclosure Agreement whereby, subject to certain exceptions, each party agreed to treat as confidential and not disclose certain proprietary and other confidential information.

     BILL OF SALE AND ASSUMPTION OF LIABILITIES AGREEMENT - As of January 1, 2000, GENROCO assigned, free and clear of liens and claims by third parties, certain assets and liabilities directly associated with the digital video business. This agreement sets forth the identity of the related assets and liabilities assigned by GENROCO and assumed by VideoPropulsion.

MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

     Listed below is certain information concerning the Company's executive officers. Pursuant to the Company's By-Laws, each officer is appointed by the board of Directors and holds office until his or her resignation, death or removal, or until the Board appoints a different person to the office.

     The following is a listing of all directors and executive officers of the Company. An officer remains in office until he or she resigns, dies or a different person is appointed to the office. Directors shall hold office until the next annual shareholders' meeting and until the director's successor has been elected or until his or her resignation, death or removal.

                               Initial
                               Term
     Name               Age    Expires         Position
     ---------------------------------------------------------------------------

     Barbara R.  Pick    49    Dec 31, 2002    Director, President and CEO

     Chris Good          49    Dec 31, 2001    Director, Executive Vice
                                               President and Chief Technology
                                               Officer

     Carl A. Pick        52    Dec 31, 2003    Director and Chairman of the
                                               Board

     Keith E. Brue       62    Dec 31, 2001    Director, Secretary and
                                               Treasurer

     CARL A. PICK - Director and Chairman of the Board. Mr. Pick is also Director, Chairman and CEO of GENROCO, Inc., the parent company of
     VideoPropulsion.   Mr. Pick graduated from Yale University in 1971 with a
     Bachelor's degree in Computer Engineering. He received a Master's degree in Computer Science from Yale in 1974. He, along with Barbara Pick, his wife, founded General Robotics Corporation ("GRC") in August 1974 and reorganized GRC into GENROCO, Inc. in 1987. Mr. Pick is married to Barbara R. Pick. Mr. Pick is the Chairman and Marketing Director of the High Speed Networking Forum.

     BARBARA R. PICK - Director, President and Chief Executive Officer of
     VideoPropulsion, Inc. since incorporation on October 1, 1999.   She is
     responsible for corporate development, marketing strategy, and overall
     corporate management of the Company.   She served as Vice President of
     Sales for GENROCO since incorporation to September 30, 1999 and Digital Video Product manager for digital video products and President of GENROCO from 1997 to September 30, 1999. Ms. Pick is married to Carl A. Pick and is a director of GENROCO, Inc.

     CHRIS GOOD -. Director, Executive Vice President and Chief Technological Officer of VideoPropulsion, Inc. since incorporation on October 1, 1999. He served as Director, Executive Vice President, Chief Technical Officer of GENROCO, Inc from 1987 to September 30, 1999. He graduated with an honors degree in Mathematics and Physics from King's College, University of London in 1971. He was formerly with ITT, then Compaq Computer Corporation, UK.

     KEITH E. BRUE - Director, Secretary and Treasurer of VideoPropulsion, Inc. He is also is Executive Vice President, Chief Operations Officer, Chief Financial Officer and Secretary of GENROCO, Inc.. He has been a director of the GENROCO, Inc. since 1986. He is responsible for manufacturing, materials, logistics, accounting and finance. Mr. Brue received his MBA degree from the University of Chicago and has extensive operations experience with a focus on dealing with mergers, acquisitions and business
     systems processes.   He began his career in public accounting with a
     predecessor to Ernst & Young LLP and has over 20 years of experience with several different high technology companies, including two which were publicly held and traded on NASDAQ, as the result of initial public offerings.

COMMITTEES OF THE BOARD OF DIRECTORS

     After the Distribution, the Company's Board of Directors is expected to establish and designate specific functions and areas of oversight to an Audit Committee and a Compensation Committee.

DIRECTORS COMPENSATION

     Directors, who are compensated as employees of the Company, will receive no additional compensation for service as directors.

     It is currently anticipated that each director, who is not an employee of the Company, will receive a retainer of $1,000 per quarterly Board meeting and/or committee meeting attended, payable in cash, not to exceed $6,000 per year in total.

EXECUTIVE COMPENSATION

HISTORICAL COMPENSATION

     The following table sets forth the compensation paid by the Company's parent, GENROCO, Inc. to executives for services rendered to the Company for the calendar year 1999, 1998 and 1997.

                                                     All Other
       Name and Principal                            Compensation ($)
       Position                          Salary ($)  Note - (1)<F1> and (2)<F2>
       -------------------------------   ----------  --------------------------
       Barbara R. Pick,
       President and CEO         1999       84,490                1,682
                                 1998      141,663                1,627
                                 1997      109,528                1,507

       Chris Good, Executive
       Vice President and CTO    1999       27,200                1,503
                                 1998       23,500                  985
                                 1997       11,130                  376

     (1)<F1> Amounts are related to the value of health and life insurance premiums allocated to the Company on behalf of the employee.

     (2)<F2> VideoPropulsion, Inc. pays no director fees to its two directors who are also employees of the Company, but compensates directors who are not employees of the Company at the rate of $1,000 per meeting, not to exceed $6,000 per year in total.

SECURITY OWNERSHIP IN VIDEOPROPULSION  BY ITS DIRECTORS AND EXECUTIVE OFFICERS

     All of the Company's outstanding Shares are currently held by GENROCO, Inc. The following table sets forth information concerning Shares that the Company believes will be beneficially owned after the Distribution by (i) each person known to the Company that will own more that 5% of the shares,
     (ii) each of the Directors of the Company (iii) each of the executive officers named in the Summary Compensation Table under "Executive compensation" and (iv) by all persons chosen to be directors and executive officers of the Company as a group. The projections reflect the Distribution Ratio and are based upon: the number of Shares of GENROCO common stock owned by such persons as of June 1, 2000. Unless otherwise noted, each person listed below has sole voting and investment power with respect to his or her Shares. The address for each individual set forth below is 251 Info Highway, Slinger, WI 53086.

                                                                       % of
       Name of Beneficial       Position With      Number of        Outstanding
       Owner (1)<F3>            The Company         Shares            Shares
       ------------------------------------------------------------------------
       Barbara R. Pick          Director, CEO      1,000,004           22.9%
       (Wife of Carl)

       Chris Good               Director, CTO        315,456            7.2%

       Carl A. Pick             Director,          1,021,631           23.4%
       (Husband of Barbara)     Chairman

       Keith E. Brue            Director,            201,435            4.6%
                                Sec./ Treas.
                                                   ---------           -----
       All Directors and
       Officers as a Group
       (4 persons)                                 2,538,526           58.2%

       GENROCO ESOP  (2)<F4>                         409,769            9.4%

       (1)<F3> The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days.

       (2)<F4> The GENROCO ESOP owns 563,512 shares of GENROCO stock, 153,743 shares of which are associated with the officers listed above and included in their individual totals.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

     GENROCO has had an Employee Stock Ownership Plan (ESOP) since April of 1989, which owns 563,512 Shares (12.9%) of the 4,362,312 total outstanding Shares of GENROCO, Inc. common stock. The Company anticipates forming an ESOP in due course but has not yet established a date for such.

     All employees of GENROCO, Inc. and the Company are members of the plan. The ESOP provides for a five year vesting schedule, except that in the event of the sale of the Company all employees become fully vested.

EMPLOYMENT AND NON-COMPETE AGREEMENTS

     Each employee of the Company has signed a non-compete agreement, as a condition of employment, which stipulates the following:

       (a)  Nondisclosure.  Except as required in his duties to Company,
            -------------
            Employee shall not directly or indirectly use, disseminate, disclose, lecture upon or publish any Confidential Information (as defined herein) while employed by Company and for a period of two years thereafter (the "Restricted Period").

       (b)  Confidential Papers.  Upon termination of his employment with
            -------------------
            Company, all documents, drawings, sketches, designs, listings, records, notebooks and similar repositories of or containing Confidential Information, including copies thereof, then in Employee's possession or under his control, whether prepared by him or others, shall be left with or returned to Company. All such material shall remain the property of Company.

       (c)  No Interference.  For a period ending two years after the
            ---------------
            termination of Employee's employment with Company for whatever reason, Employee shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than Company), intentionally solicit, endeavor to entice away from Company, or otherwise interfere with the relationship of Company, any person who is employed by or otherwise engaged to perform services for Company.

       (d)  Inventions.  All inventions made or conceived by Employee, whether
            ----------
            or not during the hours of his employment or with the use of Company facilities, materials, or personnel, either solely or jointly with others during his employment by Company belong to the Company.

STOCK OPTION PLAN

In due course, the Company anticipates preparing and submitting for shareholder approval, a stock option plan for directors, officers, employees and consultants.

DESCRIPTION OF COMPANY CAPITAL STOCK

GENERAL

     The description of the Company's capital stock contained herein is qualified by reference to the Company's Articles of Incorporation, as amended to date, and by-laws.

COMMON STOCK OF VIDEOPROPULSION, INC

     As amended, the Company's authorized capital stock consists of 24,900,000 common stock shares, par value $0.01 per share and 100,000 shares of preferred stock, par value $.01.

AUTHORIZED CAPITAL STOCK

     Under the Company's Articles of Incorporation, which are attached as Appendix B to this Information Statement, the total number of shares of all classes of stock that the Company shall have authority to issue is 24,900,000, par value of $.01 per Share, all of which shall be Company common stock

     Based on the number of shares of GENROCO common stock outstanding on December 31, 1999 and the distribution Ratio, it is expected that approximately 4,362.312 shares of Company common stock will be issued to shareholders of GENROCO in the Distribution. The Shares to be distributed will constitute 100% of the outstanding Company common stock immediately after the Distribution. All of the shares to be distributed to GENROCO shareholders in the Distribution will be fully paid and non-assessable, except as provided under applicable Wisconsin statutory law.

COMMON STOCK

     Holders of Company common Stock are entitled to one vote for each Share on all matters voted on by shareholders. Holders of Company common stock do not have cumulative voting rights in the election of directors. The Company's Articles of Incorporation provide for the Company's Board of Directors, effective upon the Distribution, to be divided into three classes of directors serving staggered three-year terms. Accordingly, approximately one-third of the Company's directors will be elected at the Company's annual meeting of shareholders each year. The first annual meeting of shareholders is expected to be held in the late summer or fall of 2000.

     Holders of Company common Stock do not have preemptive rights, or any subscription, redemption of conversion privileges. Holders of Company Stock are entitled to participate ratably in dividends on the Company Common Stock as declared by the Board of Directors, and are entitled to share ratably in all assets available for distribution to shareholders in the event of liquidation or dissolution of the Company. See "The DISTRIBUTION - Dividend Policy" for information concerning dividend restrictions.

PREFERRED STOCK

     The Board of Directors of the Company, without further action by the company's shareholders, is authorized to issue preferred stock or other senior equity securities in one or more class or series and to determine preferences as dividends and in liquidation, and conversion, redemption and other rights of such series. The Company's Board of Directors could issue a class or series of preferred stock or other senior equity securities with rights more favorable with respect to dividends, voting and liquidation
     that those held by the holders of common stock.   The company has not
     issued any preferred tock or other senior equity securities and the Company has no present plans to issue such stock or securities.

TRANSFER AGENT

     The transfer agent is Fidelity Transfer Company, Registrar & Transfer Agent, 1800 South West Temple, Suite #301, Box 53, Salt Lake City, UT 84115 (801) 484-7222.


PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION, BY-LAWS AND WISCONSIN STATUTORY LAW

GENERAL

     The provisions of the Company's Amended and Restated Articles of Incorporation, the Company's Bylaws and Wisconsin statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company's Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly-traded company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by its Board of Directors to be in the best interests of the Company and its shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Board of Directors.

NUMBER OF DIRECTORS; REMOVAL; VACANCIES

     The Company's Amended and Restated Articles of Incorporation provide that the number of directors shall be determined from time to time exclusively by vote of a majority of the Company's Board of Directors then in office, provided that in no case shall the authorized number of directors be less than three (3) or more then seven (7). The Amended and Restated Articles of Incorporation also provide that the Company's Board shall have the exclusive right to fill vacancies in the Board of Directors, including vacancies created by expansion of the Board, and that any director elected to fill a vacancy shall serve until the next election of the class of which such director shall have been chosen. The Amended and Restated Articles of Incorporation further provide that directors may be removed by the shareholders but only for cause and only by the affirmative vote of the holders of at least a majority of the votes then entitled to be cast in an election of directors. This provision, in conjunction with the provision of the Amended and Restated Articles of Incorporation authorizing the Board to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

CLASSIFIED BOARD OF DIRECTORS

     The Amended and Restated Articles of Incorporation provide for the Company's Board of Directors, effective upon the Distribution, to be divided into three classes of directors serving staggered three-year terms. Accordingly, approximately one-third of the Company's Board of Directors will be elected each year. See "MANAGEMENT OF THE COMPANY - Directors".

     The Company believes that a classified Board will help assure the continuity and stability of its Board of' Directors, and its business strategies and policies as determined by its Board, because a majority of the directors at any given time will have prior experience as directors of the Company. This provision should also help to insure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the Company's voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

     In addition, this provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Company's Board of Directors until the second annual shareholders meeting following the date the acquirer obtains the controlling stock interest and could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could thus increase the likelihood that incumbent directors will retain their positions.

CERTAIN ANTI TAKE-OVER PROVISIONS

     Sections 180.1140 to 180.1144 of the "Wisconsin Business Combination Law (the "WBCL") regulate a broad range of "business combinations" between a "resident domestic corporation" (which the Company is) and an "interested shareholder." The Wisconsin Business Combination Statute defines a "business combination" to include a merger or Share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of the Company or 10% of its earning power, or issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested shareholder." An "interested shareholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested shareholder before such acquisition. Accordingly, the Wisconsin Business Combination Statute's prohibition on business combinations cannot be avoided during the three-year period by subsequent action of the board of directors or shareholders. Business combinations after the three-year period following the stock acquisition date are permitted only if (I) the board of directors approved the acquisition of the stock prior to the acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount.

     In addition, the WBCL provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a "significant shareholder" and a "resident domestic corporation" (as defined below) are subject to a supermajority vote of shareholders (the "Wisconsin Fair Price Statute"), in addition to any approval otherwise required. A "significant shareholder," with respect to an issuing public corporation, is defined as a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Such business combinations must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met: (I) the aggregate value of the per Share consideration is equal to the higher of (a) the highest price paid for any common Shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, (b) the market value of the corporation's Shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher, or (c) the highest liquidation or dissolution distribution to which holders of the Shares would be entitled, and (ii) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of Shares, is offered.

     Under Section 180.1150 (the "Wisconsin Control Share Statute") of the WBCL, unless otherwise provided in the articles of incorporation (which is not the case with respect to the Company's Amended and Restated Articles of Incorporation), the voting power of Shares, including Shares issuable upon conversion of convertible securities or exercise of options or warrants, of an issuing public corporation held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those Shares. This restriction does not apply to Shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction with respect to which the corporation's shareholders have approved restoration of the full voting power of otherwise restricted Shares. In light of the 10% threshold contained in the Wisconsin Business Combination Statute, the Wisconsin Control Share Statute threshold of 20% may not be implicated unless the board of directors approves a transaction that permits the shareholder to exceed the 10% ownership level.

     Section 180.1134 (the "Wisconsin Defensive Action Restrictions") of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the Shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin Defensive Action Restrictions, shareholder approval is required for the corporation to (i) acquire more than 5% of the outstanding voting Shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting Shares and has held such Shares for less than two years, unless a similar offer is made to acquire all voting Shares, or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation. The Company will have, following the distribution, no independent directors, so the restrictions described in clause (ii) will initially apply to the Company. The restrictions described in clause (i) above may have the effect of deterring a shareholder from acquiring the Company's Shares with the goal of seeking to have the Company repurchase such Shares at a premium over the market price.

     The Company believes that it will qualify as a resident domestic corporation because it is headquartered in Wisconsin. Accordingly the Company will have the above antitakeover protection discussed above.

CERTAIN WISCONSIN ANTI-TAKEOVER EFFECTS

     Certain provisions of the Company's Articles of Incorporation and By-Laws may have significant anti-takeover effects, including the inability of shareholders to remove directors without cause, and the limitation on the number of directors.

     The explicit grant in section 180.0827 of the WBCL, the "Wisconsin Stakeholder Provisions" of discretion to directors to consider non shareholder constituencies could, in the context of an active "auction" of the Company, has anti-takeover effects in situations where the interests of stakeholders of the Company, including employees, suppliers, customers and communities in which the Company does business, conflict with the short-term maximization of shareholder value.

     The Wisconsin Control Share Statute may deter any shareholder from acquiring in excess of 20% of the outstanding stock of the Company and the Wisconsin Fair Price Statute may discourage any attempt by a shareholder to squeeze out shareholders without offering an appropriate premium purchase price. In addition, the Wisconsin Defensive Action Restrictions may have the effect of deterring a shareholder from acquiring the Company's Shares with the goal of seeking to have the Company repurchase the Shares at a premium.

     The statutory provisions and the Company's Articles of Incorporation and By-Law provisions referenced above are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms-length negotiations with the Company's Board of Directors, and to ensure that sufficient time for consideration of such a proposal, and any alternatives, is available. Such measures are also designed to discourage investors from attempting to accumulate a significant minority position in the Company and then use the threat of a proxy contest as a means to pressure the Company to repurchase Shares at a premium over the market value. To the extent that such measures make it more difficult for, or discourage, a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock, they could increase the likelihood that incumbent directors will retain their positions, and may also have the effect of discouraging a tender offer or other attempt to obtain control of the Company, even though such attempt might be beneficial to the Company and its shareholders.

     Forms of the Company's Articles of Incorporation and By-Laws are attached to this Registration Statement as Exhibits 2.1 and 2.4, respectively, and are incorporated herein by reference. The foregoing description of certain provisions of the Amended and Restated Articles of Incorporation and the By-Laws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Amended and Restated Articles of Incorporation and the By-Laws, including definitions of certain terms in each respective document.

DIVIDEND POLICY

     To date the Company has paid no cash dividends on its Common Stock. The Company intends to retain its future earnings, if any, to finance the expansion of its business and for general corporate purposes. The Company does not anticipate paying any cash dividends on its common stock in the future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

     Under the WBCL, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

INDEMNIFICATION AND INSURANCE

     Under Section 180.0851 (1) of the WBCL, the Company is required to indemnify a director or officer to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section 180.0851 (2) of the WBCL to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was an officer or director of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 (1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance expenses that a director or officer may have under the Company's articles of incorporation, bylaws, a written agreement or a resolution of the Board of Directors or shareholders.

     Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections
     180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851 (2) referred to above.

     Under Section 180.0833 of the WBCL, the directors of the Company against whom claims are asserted with respect to the declaration of an improper dividend or other distribution to shareholders to which they assented are entitled to contribution from other directors who assented to such distribution and from shareholders who knowingly accepted the improper distribution, as provided therein.

     Article VIII of the Company's By-Laws contains provisions that generally parallel the indemnification provisions of the WBCL and cover certain procedural matters not dealt with in the WBCL.

     Directors and officers of the Company are not covered by directors' and officers' liability insurance under which they would be insured against expenses and liabilities arising out of proceedings to which they could be parties by reason of being or having been directors or officers.

AVAILABLE SEC FILING INFORMATION

     The Company will file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings will be available to the public over the Internet at the SEC's web site - http:\\www.sec.gov.. The public may also read and copy any document the Company files at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. The public can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

     Beginning with its year ending December 31, 2000, the Company will provide an annual report to its shareholders, including audited financial statements.

APPENDIX A - FINANCIAL STATEMENTS -VIDEOPROPULSION, INC.

VIDEOPROPULSION, INC.
(A Development Stage Company)

Financial Statements
As Of December 31, 1999 And 1998
Together With Report Of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of VideoPropulsion, Inc.:

We have audited the accompanying balance sheet of VideoPropulsion, Inc. (a Wisconsin corporation in the development stage and a wholly owned subsidiary of GENROCO, Inc.) (the "Company") as of December 31, 1999, and the related statements of operations, stockholder's investment and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VideoPropulsion, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company with recurring losses from operations. The factors discussed in Note 2 to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

/s/ Arthur Andersen

Milwaukee, Wisconsin
March 7, 2000

VideoPropulsion, Inc.
(A Development Stage Company)

Balance Sheets
As Of December 31, 1999 (Audited) and March 31, 2000 (Unaudited)

                                                       3/31/00       12/31/99
                                                     ----------      --------
                                                     (Unaudited)     (Audited)
                      Assets
                      ------
Current Assets:
   Cash                                                $104,030         $9,947
   Accounts Receivable                                   96,752         11,990
   Inventories                                           47,425         61,706
   Other Current Assets                                   8,900           -
                                                       --------        -------
          Total Current Assets                          257,107         83,643
                                                       --------        -------
          Total Assets                                 $257,107        $83,643
                                                       --------        -------
                                                       --------        -------

     Liabilities And Stockholder's Investment
     ----------------------------------------

Current Liabilities:
   Accounts Payable                                     $79,981        $     -
   Accrued Payroll And Payroll Taxes                     63,131         12,807
   Other Accrued Liabilities                             57,441          7,953
                                                       --------        -------
          Total Current Liabilities                     200,553         20,760

Stockholder's Investment:
   Common Stock (9,000 Shares Authorized, 1,000
     Shares Outstanding, $0.01 Par Value)                    10             10
   Additional Paid-In Capital                           698,522        498,522
   Retained Deficit                                    (325,368)      (110,281)
   Unearned Compensation                               (280,723)      (325,368)
                                                       --------        -------
          Total Stockholder's Investment                 56,554         62,883
                                                       --------        -------
          Total Liabilities And
            Stockholder's Investment                   $257,107        $83,643
                                                       --------        -------
                                                       --------        -------

The accompanying notes to financial statements are an integral part of these balance sheets.

VideoPropulsion, Inc.
(A Development Stage Company)

Statements Of Operations
For The Years Ended December 31, 1999 And 1998 (Audited) and,
For  The Three Months Ended March 31, 1999 and 2000 (Unaudited)

                                                                            Quarter Ended March 31,       Year Ended December 31,
                                                                           -------------------------     -------------------------
                                                                           (Unaudited)    (Unaudited)    (Audited)      (Audited)
                                                                              2000           1999           1999           1998
                                                                           ----------     ----------     ----------     ----------

Net Sales                                                                  $  124,075     $  142,298     $  598,482     $  329,120

Cost Of Goods Sold                                                             33,389         33,856        132,269         88,404
                                                                           ----------     ----------     ----------     ----------
          Gross Profit                                                         90,686        108,442        466,213        240,716
                                                                           ----------     ----------     ----------     ----------

Operating Expenses:

   Research And Development                                                    94,197         62,690        261,389        169,145
   Selling and Customer Service                                               112,374         33,072        170,240         84,803
   General And Administrative                                                  82,772         11,246         82,764         38,258
                                                                           ----------     ----------     ----------     ----------

          Total Operating Expenses                                            289,343        292,207        514,393        292,206
                                                                           ----------     ----------     ----------     ----------

Operating Loss                                                               (198,657)          (565)       (48,180)       (51,490)

          Interest Expense (Net)                                                3,698              -              -              -
          Other Non Operating Expenses                                          3,974              -              -              -

Benefit From Income Taxes                                                           -              -              -              -
                                                                           ----------     ----------     ----------     ----------
Net Loss                                                                    $(206,329)    $     (565)    $  (48,180)    $  (51,490)
                                                                           ----------     ----------     ----------     ----------
                                                                           ----------     ----------     ----------     ----------
Loss Per Share:
   Basic And Diluted                                                       $  (206.32)    $     (.66)    $   (48.18)    $   (51.49)
   Weighted Average Number Of Shares Outstanding                                1,000          1,000          1,000          1,000

Pro forma Loss Per Share (see Note 3)  (UNAUDITED)
   Basic And Diluted                                                       $    (4.70)    $    (0.00)    $    (0.01)    $    (0.01)
   Weighted Average Number Of Shares Outstanding                            4,362,312      4,362,312      4,362,312      4,362,312

The accompanying notes to financial statements are an integral part of these statements.

VideoPropulsion, Inc.
(A Development Stage Company)

Statements Of Cash Flows
For The Years Ended December 31, 1999 And 1998 (Audited) and,
For The Three Months Ended March 31, 2000 (Unaudited)

                                                                    For Three Months   For Three Months     For the Year Ended
                                                                    Ended March 31,    Ended March 31,         December 31,
                                                                    ---------------    ---------------      -------------------
                                                                          2000               1999           1999           1998
                                                                       ----------         ----------     ----------     ----------
                                                                       (Unaudited)        (Unaudited)    (Audited)      (Audited)
Cash Flows From Operating Activities:
     Net Loss                                                          $ (206,329)        $     (565)    $  (48,180)    $  (51,490)
     Adjustments To Reconcile Net Income To Net Cash Provided
       By (Used In) Operating Activities-
          Amortization Of Unearned Compensation                            44,645                  -        128,538         32,644
          Unearned Compensation                                           (44,645)                 -       (192,750)      (293,800)
          Change In Assets And Liabilities-
               Accounts Receivable                                        (84,762)           (87,882)        (1,000)        14,985
               Inventories                                                 14,281             (3,578)       (25,284)       (22,814)
               Other Current                                               (8,900)                 -
               Accounts Payable                                            79,981                  -
               Accrued Liabilities                                         99,812             (3,234)        (7,474)         6,011
                                                                       ----------           --------      ---------      ---------
                    Total Adjustments                                     100,412            (94,694)       (97,970)      (262,974)
                                                                       ----------           --------      ---------      ---------
                    Net Cash Used In Operating Activities                (105,917)           (95,259)      (146,150)      (314,464)

Cash Flows From Investing Activities                                            -                  -              -              -

Cash Flows From Financing Activities:
     Capital Contribution From Parent                                     200,000             95,259        146,097        314,464
     Issuance Of Common Stock                                                   -                  -         10,000              -
                                                                       ----------           --------      ---------      ---------
                    Net Cash Provided By Financing Activities             200,000             95,259        156,097        314,464
                                                                       ----------           --------      ---------      ---------
Net Increase In Cash                                                       94,083                  -          9,947              -

CASH, Beginning Of Period                                                   9,947                  -              -              -
                                                                       ----------           --------      ---------      ---------
CASH, End Of Period                                                    $  104,030           $      -      $   9,947      $       -
                                                                       ----------           --------      ---------      ---------
                                                                       ----------           --------      ---------      ---------

The accompanying notes to financial statements are an integral part of these statements.

VideoPropulsion, Inc.
(A Development Stage Company)

Statements Of Stockholder's Investment
For The Years Ended December 31, 1999 And 1998 (Audited) and,
For the Three Months Ended March 31, 2000 (Unaudited)

                                                                                                                          Deficit
                                                                                                                        Accumulated
                                        Common Stock      Additional   Parent's                                Total      During
                                     -------------------    Paid-in   Divisional   Retained    Unearned   Stockholder's Development
                                     Shares       Amount    Capital     Equity     Deficit   Compensation  Investment     Stage
                                     ------       ------    -------     ------     -------   ------------  ----------     -----

Balance, December 31, 1997               -        $   -      $    -      $17,360     $    -     $      -     $17,360    $(336,951)

   Net Loss                              -            -           -      (51,490)         -            -     (51,490)     (51,490)
   Capital Contribution From Parent      -            -           -      314,464          -            -     314,464            -
   Unearned Compensation                 -            -           -            -          -     (293,800)   (293,800)           -
   Amortization Of
     Unearned Compensation               -            -           -            -          -       32,644      32,644            -
                                     -----          ---    --------    ---------  ---------    ---------   ---------    ---------
Balance, December 31, 1998               -            -           -      280,334          -     (261,156)     19,178     (388,441)

   Net Income To October 4, 1999         -            -           -       62,101          -            -      62,101       62,101
   Net Loss From October 4 To
     December 31, 1999                   -            -           -            -   (110,281)           -    (110,281)    (110,281)
                                                                                                            ---------    ---------
          Net Loss For 1999              -            -           -            -          -            -     (48,180)     (48,180)
                                                                                                            ---------    ---------

   Capital Contribution From Parent
     Prior To October 4, 1999            -            -           -      146,097          -            -     146,097            -
   October 4 Transfer Due To
     Incorporation Of Company            -            -     488,532     (488,532)         -            -           -            -
   Sale Of Stock To Parent           1,000           10       9,990            -          -            -      10,000            -
   Unearned Compensation                 -            -           -            -          -     (192,750)   (192,750)           -
   Amortization Of
     Unearned Compensation               -            -           -            -          -      128,538     128,538            -
                                     -----          ---    --------    ---------  ---------    ---------   ---------    ---------
Balance, December 31, 1999            1000          $10    $498,522    $       -  $(110,281)   $(325,368)  $  62,883    $(436,621)

   Net Loss From January 1, 2000
     to March 31, 2000                   -            -           -            -   (206,329)           -    (206,329)    (206,329)
   Capital Contribution From Parent      -            -     200,000            -          -            -     200,000            -
                                     -----          ---    --------    ---------  ---------    ---------   ---------    ---------
Balance, March 31, 2000 (Unaudited)  1,000          $10    $698,522    $       -  $(316,610)   $(325,368)    $56,554    $(641,950)
                                     -----          ---    --------    ---------  ---------    ---------   ---------    ---------
                                     -----          ---    --------    ---------  ---------    ---------   ---------    ---------

The accompanying notes to financial statements are an integral part of these statements.

VideoPropulsion, Inc.
(A Development Stage Company)

Notes To Financial Statements
December 31, 1999 And 1998

(1)  Description of the Company-
     --------------------------

  In October 1999, VideoPropulsion, Inc. (the "Company" or "VPI"), a development stage company, became a Wisconsin corporation and a wholly owned subsidiary of GENROCO, Inc. (the "Parent"). Prior to October 1999, VPI was operated as the digital video division of the Parent. The Company designs and sells a range of Digital Video Broadcast (DVB) products which are being utilized in a wide variety of applications that allow consumers to use their TV sets for interactive services including e-mail, home shopping, web browsing, video-on demand, IP telephony, and other functions. DVB is the digital standard that has been successfully deployed throughout Europe, Asia, the Pacific and Latin America and is rapidly becoming accepted in North America.

  In August of 1999, the Board of Directors of GENROCO, Inc. approved spinning off its digital video business as a separately traded public company. One share of VPI stock will be issued for each share of GENROCO, Inc. stock outstanding on the spin-off date. It is GENROCO's current intent to spin-off VPI in 2000.

(2)  Development Stage-
     -----------------

  The Company is considered a development stage company. A market for the Company's products may not develop. The Company's growth will be limited if DVB technology and solutions do not become widely accepted. The Company's development efforts are focused on the DVB market, which has only begun to develop and is rapidly evolving.

  During 1999 and 1998, the Parent contributed $146,097 and $314,464 of additional equity in addition to purchasing 1,000 shares of VPI stock for $10,000 on October 4, 1999. In January 2000, the Parent loaned VPI $200,000 through an arms-length loan. The loan is payable at the end of 2000 and bears interest at 9.5%.

  GENROCO intends to provide interim financing in amounts adequate to allow the Company to meet its financial obligations for a period of one year. However, there is no guarantee that GENROCO will have the financial ability to meet that obligation. In the case that GENROCO is unable to provide support for one year, the Company will need to raise additional capital either through private placement or an offering of VPI stock. Further, the Company will need to raise capital to fund operations beyond 2000. There can be no assurances that there will be a market for VPI stock or that capital can be raised through a private placement.

(3)  Summary of Significant Accounting Policies-
     ------------------------------------------

  (a)     Basis For Presentation-
          ----------------------

     Certain items have been incorporated into the preparation of these December 31, 1999 and 1998 financial statements to reflect the Company as a stand-alone entity. The financial information included herein may not necessarily reflect the financial position and results of operations for the Company if the Company would have been a separate, stand-alone entity during the periods presented.

     (b)  Revenue Recognition-
          -------------------

     Revenue from product sales is recognized when the products are shipped. Service revenue from engineering and design work is recognized as the services are provided.

     The Company had four customers that individually accounted for 24.2%, 24.0%, 15.5% and 12.0% of net sales in 1999. The Company had four customers that individually accounted for 46.1%, 17.9%, 15.0% and 11.0% of net sales in 1998.

     Exports accounted for approximately 39.5% and 17.9% of the Company's net sales for 1999 and 1998, respectively.

     (c)  Inventories-
          -----------

     Inventories are stated at the lower of average cost, determined using the first-in, first-out method, or market. Inventories consist of:

     Raw materials and work-in-process          $38,350
     Finished goods                              23,356
                                                -------
                                                $61,706
                                                -------
                                                -------

     (d)  Research And Development Costs-
          ------------------------------

     Research and development costs are expensed as incurred and are presented as a separate component of the income statement.

     (e)  Operating Expenses-
          ------------------

     The Company subcontracts a majority of its production activities, including the manufacture and assembly of certain products, from the Parent.

     Certain operating expenses were allocated based on the percentage of hours spent on the digital video division at the Parent compared to total hours of employees each year multiplied by the Parent's total operating expenses. Management estimates if the Company had been on a stand-alone basis over the past two years, operating expenses would have been substantially identical to the allocated expenses included in the financial statements.

     (f)  Use Of Estimates-
          ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (g)  Net Income Per Common Share-
          ---------------------------

     The Company accounts for earnings per share according to provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" for purposes of calculating earnings per share.

     Basic earnings per share is computed assuming that the number of VPI shares outstanding was 1,000 for 1999 and 1998. The company does not have common stock equivalents and therefore diluted earnings per share equals basic earnings per share.

     Pro forma earnings per share (unaudited) is computed assuming that the number of VPI shares outstanding as a result of the anticipated spin-off was 4,362,312 for 1999 and 1998. This amount was calculated assuming one share of VPI stock will be issued for each share of GENROCO, Inc. stock outstanding at March 7, 2000. The Parent does not have common stock equivalents and therefore the pro forma diluted earnings per share equals pro forma basic earnings per share.

(4)  Income Taxes-
     ------------

  The Company accounts for income taxes according to provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The Company is included on the consolidated federal income tax returns of the Parent. Income tax benefits and liabilities are based on the Company's activity on a standalone basis.

  The Company and the Parent entered into an agreement effective January 1, 2000 under which the Parent will be responsible for substantially all United States federal, state and local income taxes for periods prior to the date of spin-off. The Company will be responsible for all taxes applicable to periods after the spin-off and amounts exceeding certain thresholds resulting from tax audit adjustments for periods prior to spin-off. Management believes there are no tax liabilities over these thresholds.

  Net operating losses generated prior to the date of distribution will remain with the Parent. The Company has therefore recorded a full valuation allowance against the tax benefits.

  Components of the deferred income taxes are as follows:

                                                           December 31,
                                                               1999
                                                          --------------
  Current Deferred Tax Assets:
      Inventory Reserves                                     $   2,418
      Accrued Employee Costs                                     1,151
                                                             ---------
            Total Current Deferred Tax Assets                    3,569

      Current Valuation Allowance                               (3,569)
                                                             ---------
            Net Current Deferred Taxes                       $       -

  Noncurrent Deferred Tax Assets:
    Operating Loss Carryforwards                             $ 117,440
                                                             ---------
            Total Net Noncurrent Deferred Tax Assets           117,440

  Noncurrent Valuation Allowance                              (117,440)
                                                             ---------
            Net Noncurrent Deferred Taxes                    $       -
                                                             ---------
                                                             ---------

  A summary of the Company's effective tax rates is as follows:

                                                             December 31,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------

  Federal Tax At Statutory Rate                          $(16,381)   $(17,507)
  State Tax At Statutory Rate, Net Of Federal Benefit      (2,505)     (2,677)
  Valuation Allowance                                      18,886       20184
                                                         --------    --------
  Total Provision                                        $      -    $      -
                                                         --------    --------
                                                         --------    --------

(5)  Lease Commitments-
     -----------------

  The Company leases its operating facility located in Slinger, Wisconsin, under an agreement expiring December 31, 2001 with the Parent. The Company has options from the Parent to renew the lease agreement. Total rent expense was approximately $22,764 and $17,995 in 1999 and 1998, respectively.

  As of December 31, 1999, the approximate future minimum lease payments under operating leases are as follows:

          Year             Amount
          ----             ------
          2000            $30,000
          2001            $30,000

(6)  Employee Benefit Plans-
     ----------------------

  The Parent company has an Employee Stock Ownership Plan and Trust (the "Plan"), covering substantially all domestic employees. Employees of VPI are participants in the Plan. The Parent company's contribution to the Plan is discretionary and is determined annually by the Board of Directors of the Parent. VPI is charged a portion of this contribution relating to the VPI employees participating. Expense recorded by VPI under the Plan was approximately $9,504 and $1,372 in 1999 and 1998, respectively. The Plan owned 12.9% shares of GENROCO, Inc. stock as of December 31, 1999.

  In order to recruit and retain personnel, the Company offers its employees stock in the Parent. Stock is granted to a participating employee in exchange for a three-year note from the employee. To the extent the employee remains employed at the Company, the note is forgiven over the three-year period. This amount is recorded as unearned compensation in equity and is amortized on a straight-line basis as compensation expense over the life of the notes. The resulting amount due to the Parent for its stock is considered to be additional capital from the parent since the amounts will not be settled in cash. As of December 31, 1999, approximately $325,000 of deferred compensation remained as a reduction of equity. Expense recorded by VPI under the Plan was $128,538 and $32,644 for 1999 and 1998.

  An Employee Benefits and Compensation Agreement governs the rights and obligations of GENROCO, Inc. and VPI with respect to various matters and obligations concerning employee benefits for the former GENROCO, Inc. employees who became employees of VPI as of January 1, 2000. The Benefits Agreement covers VPI's assumption of certain compensation and benefits obligations relative to VPI's employees. Pursuant to the Benefits Agreement, VPI will assume responsibility for certain benefits previously offered by GENROCO, Inc. to its employees prior to the spin-off who became employed by VPI and will receive funds from GENROCO, Inc. for disbursement to such employees for compensation and certain employee benefits earned prior to the spin-off. No benefit obligation is outstanding as of December 31, 1999.

(7)  Stockholder's Investment-
     ------------------------

  Effective October 4, 1999, common stock authorized was 9,000 shares. Prior to October 4, 1999, the Company was operated as a division of the Parent and no stock was authorized. As of December 31, 1999, 1,000 shares were issued and outstanding. The outstanding stock is owned entirely by GENROCO.

(8)  Related Party Funding-
     ---------------------

  The Company's financing requirements have historically been funded almost entirely by GENROCO. As such at the end of the year amounts classified as due to Parent were forgiven and reflected as capital contributions from the parent. For the years ending December 31,1 999 and 1998, the amount due to Parent, which was converted to capital contributions, was $146,097 and $314,464, respectively. Due to this financing arrangement, the Company currently does not reflect any trade payables. Effective January 1, 2000, the Company's operating expenses will not be funded in this manner and future periods will require the Company to fund trade payables through operating income and other financing resources. Additional funding arrangements have been made between the Company and the Parent, which are outlined in Note 2.

(9)  Administrative Services Agreement-
     ---------------------------------

  As of January 1, 2000, the Company and the Parent entered into an Interim Administrative Services Agreement. This agreement governs the administrative and manufacturing services that the Parent will continue to provide to the company on an interim basis. In general, the Parent will provide certain financial, human resource and information system services (including use of the hardware and furniture and fixtures associated with these services). Under the terms of the agreement, the Company will compensate the parent at negotiated fees which, the Company believes, would be comparable to rates the Company could have achieved through arms-length negotiations. Management does not believe this agreement will result in expenses materially different from the amount allocated in these carved-out financial statements.

(10) Commitments and Contingencies-
     -----------------------------

  As of January 1, 2000, the Company and the Parent entered into a General Assignment and Assumption Agreement. Pursuant to the General Assignment and Assumption Agreement regarding Litigation, Claims and other Liabilities, in general VPI assumed and agreed to indemnify GENROCO, Inc. and acquire substantially all the liabilities, litigation and claims arising out of the digital video business including all environmental liabilities. GENROCO, Inc. retained and indemnified VPI against substantially all liabilities, litigation and claims arising out of its storage area networking business and other items not transferred to VPI. The indemnification obligations does not entitle the indemnified party to recover to the extent that such liabilities are covered by proceeds received from a third party insurer. In circumstances in which the potential inability of GENROCO, Inc. and VPI is joint, the parties will share responsibility for such liability on a mutually agreed basis consistent with the principles established in the Agreement. As of December 31, 1999, there were no outstanding commitments or contingencies governed by this agreement.

11)  Transitional Trademark Use and License Agreement-
     ------------------------------------------------

  As of January 1, 2000, the Company and the Parent entered into a Transitional Trademark Use and License Agreement. Pursuant to the Transitional Trademark Use and License Agreement, GENROCO, Inc. granted to VPI certain rights to continue to use, for a limited period of time and under certain defined circumstances, certain GENROCO, Inc. trademarks already inscribed upon VPI's existing inventory of labels, promotional materials, product materials and other materials relating to VPI's existing inventory of products. Also, GENROCO, Inc. has granted VPI a royalty free, nontransferable, nonexclusive license to use certain GENROCO, Inc. trademarks and certain products for a period of nine months after the spin-off.

12)  Insurance Matters-
     -----------------

  As of January 1, 2000, the Company and the Parent entered into an Insurance Matters Agreement. The Insurance Matters Agreement governs the rights and obligations of GENROCO, Inc. and VPI with respect to various pre-existing contracts insuring GENROCO, Inc. and covering risks associated with, or arising out of, the digital video business. The types of policies covered by the insurance Agreement include, without limitation, automobile liability, comprehensive and general liability. This agreement also established certain procedures for dealing with pending litigation, new litigation and the resolution of disputes between the parties concerning the Insurance Agreement.

APPENDIX B  - ARTICLES OF INCORPORATION, VIDEOPROPULSION, INC.

                              AMENDED AND RESTATED

                           ARTICLES OF INCORPORATION

                                       OF

                             VIDEOPROPULSION, INC.

     The following Amended and Restated Articles of Incorporation duly adopted pursuant to the authority and provisions of the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes (the "WBCL") supersede and take the place of the existing Articles of Incorporation and any Amendments thereto:

                                   ARTICLE I

                                      Name
                                      ----

     The name of the corporation is VideoPropulsion, Inc.

                                   ARTICLE II

                                    Purposes
                                    --------

     The purposes for which the corporation is organized are to engage in any lawful activity within the purposes for which a corporation may be organized under the WBCL.


                                  ARTICLE III

                                 Capital Stock
                                 -------------

     The aggregate number of shares which the corporation shall have authority to issue is Twenty-Five Million (25,000,000) shares of stock, consisting of Twenty-Four Million Nine Hundred Thousand (24,900,000) shares designated as "Common Stock," of the par value of one cent ($0.01) per share, and One Hundred Thousand (100,000) shares designated as "Preferred Stock," of the par value of one cent ($0.01) per share.

     The Preferred Stock may be divided into and issued in series, and authority is vested in the Board of Directors to divide, from time to time, any and all of such Preferred shares into series and to fix and determine the relative rights and preferences of the shares of any series so established, including (a) the rate of dividend payable thereon and whether such dividends shall be cumulative, noncumulative or partially cumulative; (b) the extent to which such dividends are payable on a parity with or in preference to the dividends payable on the shares of any other class or series of stock; (c) the amount which shall be paid to the holders thereof in the event of voluntary or involuntary liquidation; (d) the terms and conditions on which the holders thereof may convert the same into any other class or series of stock, if the shares of any series are issued with the privilege of conversion; (e) the price at and the terms and conditions on which the shares may be redeemed and the terms or amount of any sinking fund provided for the purchase or redemption thereof; (f) the voting rights, if any, of the holders thereof; and (g) such other provisions as may be permitted to be fixed by the Board of Directors of the corporation pursuant to the laws of the State of Wisconsin, as in effect at the time of the creation of any such series.

                                   ARTICLE IV

                               Board of Directors
                               ------------------

     The Board of Directors shall consist of such number of persons as shall be fixed by the Bylaws.

     The term of office and method of election of the directors shall be as specified in the Bylaws.

                                   ARTICLE V

                               Preemptive Rights
                               -----------------

     No holder of any stock of the corporation shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares.

                                   ARTICLE VI

                          Registered Office and Agent
                          ---------------------------

     The address of the initial registered office of the corporation is 411 East Wisconsin Avenue, Suite 2550, Milwaukee, WI, 53202, Milwaukee County, Wisconsin and the name of its initial registered agent at such address is Lawdock, Inc.

                                     *****

     The undersigned officer of VideoPropulsion, Inc. hereby certifies that the foregoing amendment and restatement of the Articles of Incorporation of said corporation was duly adopted by the directors and shareholders of the corporation on June 15, 2000 in accordance with Sections 180.1003 and 180.1004 of the WBCL.

     Executed on behalf of the corporation this 16th day of June, 2000.

                                /s/ Keith Brue
                                -------------------------------------
                                Keith Brue, Secretary


This document was drafted by:
Walter J. Skipper
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

APPENDIX C - AMENDED BY-LAWS OF VIDEOPROPULSION, INC.

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                             VIDEOPROPULSION, INC.

                                    ADOPTED

                                OCTOBER 4, 1999


                               TABLE OF CONTENTS
                               -----------------

                        ARTICLE I.  OFFICES; RECORDS
1.01.  Principal and Business Offices                                        1
1.02.  Registered Office and Registered Agent                                1
1.03.  Corporate Records                                                     1

                         ARTICLE II.  SHAREHOLDERS
2.01.  Annual Meeting                                                        2
2.02.  Special Meetings                                                      2
2.03.  Place of Meeting                                                      2
2.04.  Notices to Shareholders                                               2
         (A)  REQUIRED NOTICE                                                2
         (B)  ADJOURNED MEETING                                              3
         (C)  WAIVER OF NOTICE                                               3
         (D)  CONTENTS OF NOTICE                                             3
         (E)  FUNDAMENTAL TRANSACTIONS                                       3
2.05.  Fixing of Record Date                                                 3
2.06.  Shareholder List                                                      4
2.07.  Quorum and Voting Requirements                                        4
2.08.  Conduct of Meetings                                                   5
2.09.  Proxies                                                               5
2.10.  Voting of Shares                                                      5

                     ARTICLE III.  BOARD OF DIRECTORS
3.01.  General Powers and Number                                             5
3.02.  Election, Removal, Tenure and Qualifications                          6
3.03.  Regular Meetings                                                      6
3.04.  Special Meetings                                                      7
3.05.  Meetings By Telephone or Other Communication Technology               7
3.06.  Notice of Meetings                                                    7
3.07.  Quorum                                                                7
3.08.  Manner of Acting                                                      8
3.09.  Conduct of Meetings                                                   8
3.10.  Vacancies                                                             8
3.11.  Compensation                                                          8
3.12.  Presumption of Assent                                                 8
3.13.  Committees                                                            8

                             ARTICLE IV.  OFFICERS
4.01.  Appointment                                                           9
4.02.  Resignation and Removal                                               9
4.03.  Vacancies                                                            10
4.04.  Chairperson of the Board                                             10
4.05.  President                                                            10
4.06.  Vice Presidents                                                      10
4.07.  Secretary                                                            10
4.08.  Treasurer                                                            11
4.09.  Assistants and Acting Officers                                       11
4.10.  Salaries                                                             11

            ARTICLE V.  CERTIFICATES FOR SHARES AND THEIR TRANSFER
5.01.  Certificates for Shares                                              11
5.02.  Signature by Former Officers                                         12
5.03.  Transfer of Shares                                                   12
5.04.  Restrictions on Transfer                                             12
5.05.  Lost, Destroyed or Stolen Certificates                               12
5.06.  Consideration for Shares                                             12
5.07.  Stock Regulations                                                    13

                        ARTICLE VI.  WAIVER OF NOTICE
6.01.  Shareholder Written Waiver                                           13
6.02.  Shareholder Waiver by Attendance                                     13
6.03.  Director Written Waiver                                              13
6.04.  Director Waiver by Attendance                                        13

                    ARTICLE VII.  ACTION WITHOUT MEETINGS
7.01.  Shareholder Action Without Meeting                                   14
7.02.  Director Action Without Meeting                                      14

                       ARTICLE VIII.  INDEMNIFICATION
8.01.  Indemnification for Successful Defense                               14
8.02.  Other Indemnification                                                14
8.03.  Written Request                                                      15
8.04.  Nonduplication                                                       15
8.05.  Determination of Right to Indemnification                            15
8.06.  Advance of Expenses                                                  16
8.07.  Nonexclusivity                                                       17
8.08.  Court-Ordered Indemnification                                        18
8.09.  Indemnification and Allowance of Expenses of Employees and Agents    18
8.10.  Insurance                                                            18
8.11.  Securities Law Claims                                                19
8.12.  Liberal Construction                                                 19
8.13.  Definitions Applicable to this Article                               19

                              ARTICLE IX.  SEAL
                            ARTICLE X.  AMENDMENTS
10.01.  By Shareholders                                                     20
        ---------------
10.02.  By Directors                                                        21
        ------------
10.03.  Implied Amendments                                                  21
        ------------------

                   ARTICLE XI.  STOCK TRANSFER RESTRICTION


                          ARTICLE I.  OFFICES; RECORDS

          1.01.  Principal and Business Offices.  The corporation may have such
                 ------------------------------
principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the corporation may require from time to time.

          1.02.  Registered Office and Registered Agent.  The registered office
                 --------------------------------------
of the corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin. The address of the registered office may be changed from time to time by any officer or by the registered agent. The office of the registered agent of the corporation shall be identical to such registered office.

          1.03.  Corporate Records.  The following documents and records shall
                 -----------------
be kept at the corporation's principal office or at such other reasonable location as may be specified by the corporation:

               (a) Minutes of shareholders' and Board of Directors' meetings and any written notices thereof.

               (b) Records of actions taken by the shareholders or directors without a meeting.

               (c) Records of actions taken by committees of the Board of Directors.

               (d)  Accounting records.

               (e)  Records of its shareholders.

               (f)  Current Bylaws.

               (g) Written waivers of notice by shareholders or directors (if any).

               (h) Written consents by shareholders or directors for actions without a meeting (if any).

               (i)  Voting trust agreements (if any).

               (j) Stock transfer agreements to which the corporation is a party or of which it has notice (if any).

                           ARTICLE II.  SHAREHOLDERS

          2.01.  Annual Meeting.  The annual meeting of the shareholders shall
                 --------------
be held on the First Monday in July, or at such other time and date as may be fixed by or under the authority of the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of directors is not held on the day designated herein, or fixed as herein provided, for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a meeting of the shareholders as soon thereafter as may be convenient.

          2.02.  Special Meetings.  Special meetings of the shareholders, for
                 ----------------
any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairperson of the Board, if there is one, the President or the Board of
Directors.   If and as required by the Wisconsin Business Corporation Law, a special meeting shall be called upon written demand describing one or more purposes for which it is to be held by holders of shares with at least 10% of the votes entitled to be cast on any issue proposed to be considered at the meeting. The purpose or purposes of any special meeting shall be described in the notice required by Section 2.04 of these Bylaws.

          2.03.  Place of Meeting.  The Board of Directors may designate any
                 ----------------
place, either within or without the State of Wisconsin, as the place of meeting for any annual meeting or any special meeting. If no designation is made, the place of meeting shall be the principal office of the corporation but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat.

          2.04.  Notices to Shareholders.  (a)  Required Notice.  Written
                 -----------------------        ---------------
notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) days nor more than sixty (60) days before the date of the meeting (unless a different time is provided by law or the Articles of Incorporation), by or at the direction of the Chairperson of the Board, if there is one, the President or the Secretary, to each shareholder entitled to vote at such meeting or, for the fundamental transactions described in subsections (e)(1) to (4) below (for which the Wisconsin Business Corporation Law requires that notice be given to shareholders not entitled to vote), to all shareholders. If mailed, such notice is effective when deposited in the United States mail, and shall be addressed to the shareholder's address shown in the current record of shareholders of the corporation, with postage thereon prepaid. At least twenty (20) days' notice shall be provided if the purpose, or one of the purposes, of the meeting is to consider a plan of merger or share exchange for which shareholder approval is required by law, or the sale, lease, exchange or other disposition of all or substantially all of the corporation's property, with or without good will, otherwise than in the usual and regular course of business.

               (b)  Adjourned Meeting.  Except as provided in the next sentence,
                    -----------------
if any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place, if the new date, time, and place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or must be fixed, then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.04, to those persons who are shareholders as of the new record date.

               (c)  Waiver of Notice.  A shareholder may waive notice in
                    ----------------
accordance with Article VI of these Bylaws.

               (d)  Contents of Notice.  The notice of each special shareholder
                    ------------------
meeting shall include a description of the purpose or purposes for which the meeting is called, and only business within the purpose described in the meeting notice may be conducted at a special shareholders' meeting. Except as otherwise provided in subsection (e) of this Section 2.04, in the Articles of Incorporation, or in the Wisconsin Business Corporation Law, the notice of an annual shareholders' meeting need not include a description of the purpose or purposes for which the meeting is called.

               (e)  Fundamental Transactions.  If a purpose of any shareholder
                    ------------------------
meeting is to consider either: (1) a proposed amendment to the Articles of Incorporation (including any restated articles); (2) a plan of merger or share exchange for which shareholder approval is required by law; (3) the sale, lease, exchange or other disposition of all or substantially all of the corporation's property, with or without good will, otherwise than in the usual and regular course of business; (4) the dissolution of the corporation; or (5) the removal of a director, the notice must so state and in cases (1), (2) and (3) above must be accompanied by, respectively, a copy or summary of the: (1) proposed articles of amendment or a copy of the restated articles that identifies any amendment or other change; (2) proposed plan of merger or share exchange; or (3) proposed transaction for disposition of all or substantially all of the corporation's property. If the proposed corporate action creates dissenters' rights, the notice must state that shareholders and beneficial shareholders are or may be entitled to assert dissenters' rights, and must be accompanied by a copy of Sections 180.1301 to 180.1331 of the Wisconsin Business Corporation Law.

          2.05.  Fixing of Record Date.  The Board of Directors may fix in
                 ---------------------
advance a date as the record date for one or more voting groups for any determination of shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action, such date in any case to be not more than seventy (70) days prior to the meeting or action requiring such determination of shareholders, and may fix the record date for determining shareholders entitled to a share dividend or distribution. If no record date is fixed for the determination of shareholders entitled to demand a shareholder meeting, to notice of or to vote at a meeting of shareholders, or to consent to action without a meeting, (a) the close of business on the day before the corporation receives the first written demand for a shareholder meeting, (b) the close of business on the day before the first notice of the meeting is mailed or otherwise delivered to shareholders, or (c) the close of business on the day before the first written consent to shareholder action without a meeting is received by the corporation, as the case may be, shall be the record date for the determination of shareholders. If no record date is fixed for the determination of shareholders entitled to receive a share dividend or distribution (other than a distribution involving a purchase, redemption or other acquisition of the corporation's shares), the close of business on the day on which the resolution of the Board of Directors is adopted declaring the dividend or distribution shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall be applied to any adjournment thereof unless the Board of Directors fixes a new record date and except as otherwise required by law. A new record date must be set if a meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

          2.06.  Shareholder List.  The officer or agent having charge of the
                 ----------------
stock transfer books for shares of the corporation shall, before each meeting of shareholders, make a complete record of the shareholders entitled to notice of such meeting, arranged by class or series of shares and showing the address of and the number of shares held by each shareholder. The shareholder list shall be available at the meeting and may be inspected by any shareholder or his or her agent or attorney at any time during the meeting or any adjournment. Any shareholder or his or her agent or attorney may inspect the shareholder list beginning two (2) business days after the notice of the meeting is given and continuing to the date of the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held and, subject to Section 180.1602(2)(b) 3 to 5 of the Wisconsin Business Corporation Law, may copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection hereunder. The original stock transfer books and nominee certificates on file with the corporation (if any) shall be prima facie evidence as to who are the share-holders entitled to inspect the shareholder list or to vote at any meeting of shareholders. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

          2.07.  Quorum and Voting Requirements.  Except as otherwise provided
                 ------------------------------
in the Articles of Incorporation or in the Wisconsin Business Corporation Law, a majority of the votes entitled to be cast by shares entitled to vote as a separate voting group on a matter, represented in person or by proxy, shall constitute a quorum of that voting group for action on that matter at a meeting of shareholders. If a quorum exists, action on a matter, other than the election of directors, by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless a greater number of affirmative votes is required by the Wisconsin Business Corporation Law or the Articles of Incorporation. If the Articles of Incorporation or the Wisconsin Business Corporation Law provide for voting by two (2) or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one (1) voting group on a matter even though no action is taken by another voting group entitled to vote on the matter. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that meeting.

          2.08.  Conduct of Meetings.  The Chairperson of the Board, or if
                 -------------------
there is none, or in his or her absence, the President, and in the President's absence, a Vice President in the order provided under Section 4.06 of these Bylaws, and in their absence, any person chosen by the shareholders present shall call the meeting of the shareholders to order and shall act as chairperson of the meeting, and the Secretary shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

          2.09.  Proxies.  At all meetings of shareholders, a shareholder
                 -------
entitled to vote may vote in person or by proxy appointed in writing by the shareholder or by his or her duly authorized attorney-in-fact. All proxy appointment forms shall be filed with the Secretary or other officer or agent of the corporation authorized to tabulate votes before or at the time of the meeting. Unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest, a proxy appointment may be revoked at any time. The presence of a shareholder who has filed a proxy appointment shall not of itself constitute a revocation. No proxy appointment shall be valid after eleven months from the date of its execution, unless otherwise expressly provided in the appointment form. The Board of Directors shall have the power and authority to make rules that are not inconsistent with the Wisconsin Business Corporation Law as to the validity and sufficiency of proxy appointments.

          2.10.  Voting of Shares.  Each outstanding share shall be entitled to
                 ----------------
one (1) vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares are enlarged, limited or denied by the Articles of Incorporation or the Wisconsin Business Corporation Law. Shares owned directly or indirectly by another corporation are not entitled to vote if this corporation owns, directly or indirectly, sufficient shares to elect a majority of the directors of such other corporation. However, the prior sentence shall not limit the power of the corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.
Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

                        ARTICLE III.  BOARD OF DIRECTORS

          3.01.  General Powers and Number.  All corporate powers shall be
                 -------------------------
exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its Board of Directors. The number of directors of the corporation shall be three (3). The number of directors may be increased or decreased from time to time by amendment to this Section adopted by the shareholders or the Board of Directors, but no decrease shall have the effect of shortening the term of an incumbent director.

          3.02.  Election, Removal, Tenure and Qualifications.  Unless action
                 --------------------------------------------
is taken without a meeting under Section 7.01 of these Bylaws, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a shareholders meeting at which a quorum is present; i.e., the individuals with the largest number of votes in favor of their election are elected as directors up to the maximum number of directors to be chosen in the election. Votes against a candidate are not given legal effect and are not counted as votes cast in an election of directors. In the event two (2) or more persons tie for the last vacancy to be filled, a run-off vote shall be taken from among the candidates receiving the tie vote. Directors shall hold office from the close of the annual meeting for a term of three (3) years, or until their successors have been elected and qualified. Directors shall be classified with respect to the time for which they shall hold office by dividing them into three (3) classes, each class to consist of as nearly as possible an equal number of directors. The directors of the first class shall hold office for an initial term of one (1) year, the directors of the second class for an initial term of two (2) years, and the directors of the third class for an initial term of three (3) years. At the close of each annual meeting of this corporation, the successors to the class of directors whose terms expire that year shall commence to hold office for a term of three (3) years, or until their successors have been elected and qualified. In the event of an increase in the number of directors, the remaining directors shall assign the newly created directorship(s) to the appropriate class or classes so that the three (3) classes shall continue to consist of, as nearly as possible, an equal number of directors. If cumulative voting for directors is not authorized by the Articles of Incorporation, any director or directors may be removed from office by the shareholders if the number of votes cast to remove the director exceeds the number cast not to remove him or her, taken at a meeting of shareholders called for that purpose (unless action is taken without a meeting under Section 7.01 of these Bylaws), provided that the meeting notice states that the purpose, or one of the purposes, of the meeting is removal of the director. The removal may be made only with cause. If a director is elected by a voting group of share-holders, only the shareholders of that voting group may participate in the vote to remove that director. A director may resign at any time by delivering a written resignation to the Board of Directors, to the Chairperson of the Board (if there is one), or to the corporation through the Secretary or otherwise. Directors need not be residents of the State of Wisconsin or shareholders of the corporation.

          3.03.  Regular Meetings.  A regular meeting of the Board of Directors
                 ----------------
shall be held, without other notice than this Bylaw, immediately after the annual meeting of shareholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of shareholders which precedes it, or such other suitable place as may be announced at such meeting of shareholders. The Board of Directors and any committee may provide, by resolution, the time and place, either within or without the State of Wisconsin, for the holding of additional regular meetings without other notice than such resolution.

          3.04.  Special Meetings.  Special meetings of the Board of Directors
                 ----------------
may be called by or at the request of the Chairperson of the Board, if there is one, the President or any two (2) directors. Special meetings of any committee may be called by or at the request of the foregoing persons or the chairperson of the committee. The persons calling any special meeting of the Board of Directors or committee may fix any place, either within or without the State of Wisconsin, as the place for holding any special meeting called by them, and if no other place is fixed the place of meeting shall be the principal office of the corporation in the State of Wisconsin.

          3.05.  Meetings By Telephone or Other Communication Technology.
                 -------------------------------------------------------
(a) Any or all directors may participate in a regular or special meeting or in a committee meeting of the Board of Directors by, or conduct the meeting through the use of, telephone or any other means of communication by which either: (i) all participating directors may simultaneously hear each other during the meeting or (ii) all communication during the meeting is immediately transmitted to each participating director, and each participating director is able to immediately send messages to all other participating directors.

          (b) If a meeting will be conducted through the use of any means described in paragraph (a), all participating directors shall be informed that a meeting is taking place at which official business may be transacted. A director participating in a meeting by any means described in paragraph (a) is deemed to be present in person at the meeting.

          3.06.  Notice of Meetings.  Except as otherwise provided in the
                 ------------------
Articles of Incorporation or the Wisconsin Business Corporation Law, notice of the date, time and place of any special meeting of the Board of Directors and of any special meeting of a committee of the Board shall be given orally or in writing to each director or committee member at least 48 hours prior to the meeting, except that notice by mail shall be given at least 72 hours prior to the meeting. The notice need not describe the purpose of the meeting. Notice may be communicated in person, by telephone, telegraph or facsimile, or by mail or private carrier. Oral notice is effective when communicated. Written notice is effective as follows: If delivered in person, when received; if given by mail, when deposited, postage prepaid, in the United States mail addressed to the director at his or her business or home address (or such other address as the director may have designated in writing filed with the Secretary); if given by facsimile, at the time transmitted to a facsimile number at any address designated above; and if given by telegraph, when delivered to the telegraph company.

          3.07.  Quorum.  Except as otherwise provided by the Wisconsin
                 ------
Business Corporation Law, a majority of the number of directors as provided in
Section 3.01 shall constitute a quorum of the Board of Directors. Except as otherwise provided by the Wisconsin Business Corporation Law, a majority of the number of directors appointed to serve on a committee shall constitute a quorum of the committee.

          3.08.  Manner of Acting.  Except as otherwise provided by the
                 ----------------
Wisconsin Business Corporation Law or the Articles of Incorporation, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

          3.09.  Conduct of Meetings.  The Chairperson of the Board, or if
                 -------------------
there is none, or in his or her absence, the President, and in the President's absence, a Vice President in the order provided under Section 4.06 of these Bylaws, and in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall chair the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors, but in the absence of the Secretary, the presiding officer may appoint any assistant secretary or any director or other person present to act as secretary of the meeting.

          3.10.  Vacancies.  Any vacancy occurring in the Board of Directors
                 ---------
including a vacancy created by an increase in the number of directors, may be filled by the shareholders or the Board of Directors. If the directors remaining in office constitute fewer than a quorum of the Board, the directors may fill a vacancy by the affirmative vote of a majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group may vote to fill the vacancy if it is filled by the shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors. A vacancy that will occur at a specific later date (because of a resignation effective at a later date or otherwise) may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

          3.11.  Compensation.  The Board of Directors, irrespective of any
                 ------------
personal interest of any of its members, may fix the compensation of directors.

          3.12.  Presumption of Assent.  A director who is present and is
                 ---------------------
announced as present at a meeting of the Board of Directors or a committee thereof at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) the director objects at the beginning of the meeting or promptly upon his or her arrival to holding the meeting or transacting business at the meeting, or (ii) the director's dissent or abstention from the action taken is entered in the minutes of the meeting, or
(iii) the director delivers his or her written dissent or abstention to the presiding officer of the meeting before the adjournment thereof or to the corporation immediately after the adjournment of the meeting, or (iv) the director dissents or abstains from the action taken, minutes of the meeting are prepared and fail to show the director's dissent or abstention from the action taken, and the director delivers to the corporation a written notice of that omission from the minutes promptly after receiving a copy of the minutes. Such right to dissent or abstain shall not apply to a director who voted in favor of such action.

          3.13.  Committees.  Unless the Articles of Incorporation otherwise
                 ----------
provide, the Board of Directors, by resolution adopted by the affirmative vote of a majority of all the directors then in office, may create one (1) or more committees, each committee to consist of two (2) or more directors as members, which to the extent provided in the resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, may exercise the authority of the Board of Directors, except that no committee may: (a) authorize distributions; (b) approve or propose to shareholders action that the Wisconsin Business Corporation Law requires be approved by share-holders; (c) fill vacancies on the Board of Directors or any of its committees, except that the Board of Directors may provide by resolution that any vacancies on a committee shall be filled by the affirmative vote of a majority of the remaining committee members; (d) amend the Articles of Incorporation; (e) adopt, amend or repeal Bylaws; (f) approve a plan of merger not requiring shareholder approval; (g) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors or (h) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except within limits prescribed by the Board of Directors.
All members of the Board of Directors who are not members of a given committee shall be alternate members of such committee and may take the place of any absent member or members at any meeting of such committee, upon request by the Chairperson of the Board, if there is one, the President or upon request by the chairperson of such meeting. Each such committee shall fix its own rules (consistent with the Wisconsin Business Corporation Law, the Articles of Incor-poration and these Bylaws) governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request. Unless otherwise provided by the Board of Directors in creating a committee, a committee may employ counsel, accountants and other consultants to assist it in the exercise of authority. The creation of a committee, delegation of authority to a committee or action by a committee does not relieve the Board of Directors or any of its members of any responsibility imposed on the Board of Directors or its members by law.

                             ARTICLE IV.  OFFICERS

          4.01.  Appointment.  The principal officers shall include a
                 -----------
President, one or more Vice Presidents (the number and designations to be determined by the Board of Directors), a Secretary and such other officers, if any, as may be deemed necessary by the Board of Directors, each of whom shall be appointed by the Board of Directors. Any two or more offices may be held by the same person.

          4.02.  Resignation and Removal.  An officer shall hold office until
                 -----------------------
he or she resigns, dies, is removed hereunder, or a different person is appointed to the office. An officer may resign at any time by delivering an appropriate written notice to the corporation. The resignation is effective when the notice is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date. Any officer may be removed by the Board of Directors with or without cause and notwithstanding the contract rights, if any, of the person removed. Except as provided in the preceding sentence, the resignation or removal is subject to any remedies provided by any contract between the officer and the corporation or otherwise provided by law. Appointment shall not of itself create contract rights.

          4.03.  Vacancies.  A vacancy in any office because of death,
                 ---------
resignation, removal or otherwise, shall be filled by the Board of Directors. If a resignation is effective at a later date, the Board of Directors may fill the vacancy before the effective date if the Board of Directors provides that the successor may not take office until the effective date.

          4.04.  Chairperson of the Board.  The Board of Directors may at its
                 ------------------------
discretion appoint a Chairperson of the Board. The Chairperson of the Board, if there is one, shall preside at all meetings of the shareholders and Board of Directors, and shall carry out such other duties as directed by the Board of Directors.

          4.05.  President.  The President shall be the principal executive
                 ---------
officer and, subject to the control and direction of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He or she shall, in the absence of the Chairperson of the Board (if one is appointed), preside at all meetings of the shareholders and of the Board of Directors. The President shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he or she shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. The President shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or directed by the Board of Directors, the President may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his or her place and stead. In general he or she shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Direc-tors from time to time.

          4.06.  Vice Presidents.  In the absence of the President, or in the
                 ---------------
event of the President's death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, a Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of the Vice President's authority to act in the stead of the President.

          4.07.  Secretary.  The Secretary shall:  (a) keep (or cause to be
                 ---------
kept) regular minutes of all meetings of the shareholders, the Board of Directors and any committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation, if any, and see that the seal of the corporation, if any, is affixed to all documents which are authorized to be executed on behalf of the corporation under its seal; (d) keep or arrange for the keeping of a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

          4.08.  Treasurer.  If the Board of Directors appoints a Treasurer,
                 ---------
the Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected by the corporation; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors.

          4.09.  Assistants and Acting Officers.  The Board of Directors and
                 ------------------------------
the President shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in the officer's stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors or President shall have the power to perform all the duties of the office to which that person is so appointed to be assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors or the President.

          4.10.  Salaries.  The salaries of the principal officers shall be
                 --------
fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director of the corporation.

             ARTICLE V.  CERTIFICATES FOR SHARES AND THEIR TRANSFER

          5.01.  Certificates for Shares.  All shares of this corporation
                -----------------------
shall be represented by certificates. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. At a minimum, a share certificate shall state on its face the name of the corporation and that it is organized under the laws of the State of Wisconsin, the name of the person to whom issued, and the number and class of shares and the designation of the series, if any, that the certificate represents. If the corporation is authorized to issue different classes of shares or different series within a class, the front or back of the certificate must contain either (a) a summary of the designations, relative rights, preferences and limitations applicable to each class, and the variations in the rights, preferences and limitations determined for each series and the authority of the Board of Directors to determine variations for future series, or (b) a conspicuous statement that the corporation will furnish the shareholder the information described in clause (a) on request, in writing and without charge. Such certificates shall be signed, either manually or in facsimile, by the President or a Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identi-fied. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 5.05.

          5.02.  Signature by Former Officers.  If an officer or assistant
                ----------------------------
officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, has ceased to be such officer or assistant officer before such certificate is issued, the certificate may be issued by the corporation with the same effect as if that person were still an officer or assistant officer at the date of its issue.

          5.03.  Transfer of Shares.  Prior to due presentment of a
                 ------------------
certificate for shares for registration of transfer, and unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation as the shareholder, the corpora-tion may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. The corporation may require reasonable assurance that all transfer endorsements are genuine and effective and in compliance with all regulations prescribed by or under the authority of the Board of Directors.

          5.04.  Restrictions on Transfer.  The face or reverse side of each
                 ------------------------
certificate representing shares shall bear a conspicuous notation of any restriction upon the transfer of such shares imposed by the corporation or imposed by any agreement of which the corporation has written notice.

          5.05.  Lost, Destroyed or Stolen Certificates.  Where the owner
                 --------------------------------------
claims that his or her certificate for shares has been lost, destroyed or wrongfully taken, a new certificate shall be issued in place thereof if the owner (a) so requests before the corporation has notice that such shares have been acquired by a bona fide purchaser, and (b) if required by the corporation, files with the corporation a sufficient indemnity bond, and (c) satisfies such other reasonable requirements as may be prescribed by or under the authority of the Board of Directors.

          5.06.  Consideration for Shares.  The shares of the corporation may
                 ------------------------
be issued for such consideration as shall be fixed from time to time and determined to be adequate by the Board of Directors, provided that any shares having a par value shall not be issued for a consideration less than the par value thereof. The consideration may consist of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed, or other securities of the corporation. When the corporation receives the consideration for which the Board of Directors authorized the issuance of shares, such shares shall be deemed to be fully paid and nonassessable by the corporation.

          5.07.  Stock Regulations.  The Board of Directors shall have the
                 -----------------
power and authority to make all such rules and regulations not inconsistent with the statutes of the State of Wisconsin as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the cor-poration, including the appointment or designation of one or more stock transfer agents and one or more registrars.

                         ARTICLE VI.  WAIVER OF NOTICE

          6.01.  Shareholder Written Waiver.  A shareholder may waive any
                 --------------------------
notice required by the Wisconsin Business Corporation Law, the Articles of Incorporation or these Bylaws before or after the date and time stated in the notice. The waiver shall be in writing and signed by the shareholder entitled to the notice, shall contain the same information that would have been required in the notice under the Wisconsin Business Corporation Law except that the time and place of meeting need not be stated, and shall be delivered to the corporation for inclusion in the corporate records.

          6.02.  Shareholder Waiver by Attendance.  A shareholder's attendance
                 --------------------------------
at a meeting, in person or by proxy, waives objection to both of the following:

               (a) Lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting or promptly upon arrival objects to holding the meeting or transacting business at the meeting.

               (b) Consideration of a particular matter at the meeting that is not within the purpose described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

          6.03.  Director Written Waiver.  A director may waive any notice
                 -----------------------
required by the Wisconsin Business Corporation Law, the Articles of Incorporation or the Bylaws before or after the date and time stated in the notice. The waiver shall be in writing, signed by the director entitled to the notice and retained by the corporation.

          6.04.  Director Waiver by Attendance.  A director's attendance at or
                 -----------------------------
participation in a meeting of the Board of Directors or any committee thereof waives any required notice to him or her of the meeting unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

                     ARTICLE VII.  ACTION WITHOUT MEETINGS

          7.01.  Shareholder Action Without Meeting.  Action required or
                 ----------------------------------
permitted by the Wisconsin Business Corporation Law to be taken at a shareholders' meeting may be taken without a meeting (a) by all shareholders entitled to vote on the action, or (b) if the Articles of Incorporation so provide (and except with respect to an election of directors for which shareholders may vote cumulatively) by shareholders who would be entitled to vote at a meeting shares with voting power sufficient to cast not less than the minimum number (or, in the case of voting by voting groups, the minimum numbers) of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the shareholders consenting thereto and delivered to the corporation for inclusion in its corporate records. A consent hereunder has the effect of a meeting vote and may be described as such in any document. The Wisconsin Business Corporation Law requires that notice of the action be given to certain shareholders and specifies the effective date thereof and the record date in respect thereto.

          7.02.  Director Action Without Meeting.  Unless the Articles of
                 -------------------------------
Incorporation provide otherwise, action required or permitted by the Wisconsin Business Corporation Law to be taken at a Board of Directors meeting or committee meeting may be taken without a meeting if the action is taken by all members of the Board or committee. The action shall be evidenced by one or more written consents describing the action taken, signed by each director and retained by the corporation. Action taken hereunder is effective when the last director signs the consent, unless the consent specifies a different effective date. A consent signed hereunder has the effect of a unanimous vote taken at a meeting at which all directors or committee members were present, and may be described as such in any document.

                         ARTICLE VIII.  INDEMNIFICATION

          8.01.  Indemnification for Successful Defense.  Within twenty (20)
                 --------------------------------------
days after receipt of a written request pursuant to Section 8.03, the corporation shall indemnify a director or officer, to the extent he or she has been successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation.

          8.02.  Other Indemnification.
                 ---------------------

               (a) In cases not included under Section 8.01, the corporation shall indemnify a director or officer against all liabilities and expenses incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, unless liability was incurred because the director or officer breached or failed to perform a duty he or she owes to the corporation and the breach or failure to perform constitutes any of the following:

                    (1) A willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest.

                    (2) A violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful.

                    (3) A transaction from which the director or officer derived an improper personal profit.

                    (4)  Willful misconduct.

               (b) Determination of whether indemnification is required under this Section shall be made pursuant to Section 8.05.

               (c) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of no contest or an equivalent plea, does not, by itself, create a presumption that indemnification of the director or officer is not required under this Section.

          8.03.  Written Request.  A director or officer who seeks
                 ---------------
indemnification under Sections 8.01 or 8.02 shall make a written request to the corporation.

          8.04.  Nonduplication.  The corporation shall not indemnify a
                 --------------
director or officer under Sections 8.01 or 8.02 to the extent the director or officer has previously received indemnification or allowance of expenses from any person, including the corporation, in connection with the same proceeding. However, the director or officer has no duty to look to any other person for indemnification.

          8.05.  Determination of Right to Indemnification.
                 -----------------------------------------

               (a) Unless otherwise provided by the Articles of Incorporation or by written agreement between the director or officer and the corporation, the director or officer seeking indemnification under
          Section 8.02 shall select one of the following means for determining his or her right to indemnification:

                    (1) By a majority vote of a quorum of the Board of Directors consisting of directors not at the time parties to the same or related proceedings. If a quorum of disinterested directors cannot be obtained, by majority vote of a committee duly appointed by the Board of Directors and consisting solely of two (2) or more directors who are not at the time parties to the same or related proceedings. Directors who are parties to the same or related proceedings may participate in the designation of members of the committee.

                    (2) By independent legal counsel selected by a quorum of the Board of Directors or its committee in the manner prescribed in sub. (1) or, if unable to obtain such a quorum or committee, by a majority vote of the full Board of Directors, including directors who are parties to the same or related proceedings.

                    (3) By a panel of three (3) arbitrators consisting of one arbitrator selected by those directors entitled under sub. (2) to select independent legal counsel, one arbitrator selected by the director or officer seeking indemnification and one arbitrator selected by the two (2) arbitrators previously selected.

                    (4) By an affirmative vote of shares represented at a meeting of shareholders at which a quorum of the voting group entitled to vote thereon is present. Shares owned by, or voted under the control of, persons who are at the time parties to the same or related proceedings, whether as plaintiffs or defendants or in any other capacity, may not be voted in making the determination.

                    (5)  By a court under Section 8.08.

                    (6) By any other method provided for in any additional right to indemnification permitted under Section 8.07.

               (b) In any determination under (a), the burden of proof is on the corporation to prove by clear and convincing evidence that indemnification under Section 8.02 should not be allowed.

               (c) A written determination as to a director's or officer's indemnification under Section 8.02 shall be submitted to both the corporation and the director or officer within 60 days of the selection made under (a).

               (d)  If it is determined that indemnification is required under
          Section 8.02, the corporation shall pay all liabilities and expenses not prohibited by Section 8.04 within ten (10) days after receipt of the written determination under (c). The corporation shall also pay all expenses incurred by the director or officer in the determination process under (a).

          8.06.  Advance of Expenses.  Within ten (10) days after receipt of
                 -------------------
a written request by a director or officer who is a party to a proceeding, the corporation shall pay or reimburse his or her reasonable expenses as incurred if the director or officer provides the corporation with all of the following:

                    (1) A written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation.

                    (2) A written undertaking, executed personally or on his or her behalf, to repay the allowance to the extent that it is ultimately determined under Section 8.05 that indemnification under Section 8.02 is not required and that indemnification is not ordered by a court under Section 8.08(b)(2). The undertaking under this subsection shall be an unlimited general obligation of the director or officer and may be accepted without reference to his or her ability to repay the allowance. The undertaking may be secured or unsecured.

          8.07.  Nonexclusivity.
                 --------------

               (a) Except as provided in (b), Sections 8.01, 8.02 and 8.06 do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under any of the following:

                    (1)  The Articles of Incorporation.

                    (2) A written agreement between the director or officer and the corporation.

                    (3)  A resolution of the Board of Directors.

                    (4) A resolution, after notice, adopted by a majority vote of all of the corporation's voting shares then issued and outstanding.

               (b)  Regardless of the existence of an additional right under
          (a), the corporation shall not indemnify a director or officer, or permit a director or officer to retain any allowance of expenses unless it is determined by or on behalf of the corporation that the director or officer did not breach or fail to perform a duty he or she owes to the corporation which constitutes conduct under Section 8.02(a)(1), (2), (3) or (4). A director or officer who is a party to the same or related proceeding for which indemnification or an allowance of expenses is sought may not participate in a determination under this subsection.

               (c) Sections 8.01 to 8.13 do not affect the corporation's power to pay or reimburse expenses incurred by a director or officer in any of the following circumstances.

                    (1) As a witness in a proceeding to which he or she is not a party.

                    (2) As a plaintiff or petitioner in a proceeding because he or she is or was an employee, agent, director or officer of the corporation.

          8.08.  Court-Ordered Indemnification.
                 -----------------------------

               (a) Except as provided otherwise by written agreement between the director or officer and the corporation, a director or officer who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. Application shall be made for an initial determination by the court under Section 8.05(a)(5) or for review by the court of an adverse determination under Section 8.05(a) (1), (2), (3), (4) or (6). After receipt of an application, the court shall give any notice it considers necessary.

               (b) The court shall order indemnification if it determines any of the following:

                    (1) That the director or officer is entitled to indemnification under Sections 8.01 or 8.02.

                    (2) That the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, regardless of whether indemnification is required under Section 8.02.

               (c) If the court determines under (b) that the director or officer is entitled to indemnification, the corporation shall pay the director's or officer's expenses incurred to obtain the court-ordered indemnification.

          8.09.  Indemnification and Allowance of Expenses of Employees and
                 ----------------------------------------------------------
Agents.  The corporation shall indemnify an employee of the corporation who is
------
not a director or officer of the corporation, to the extent that he or she has been successful on the merits or otherwise in defense of a proceeding, for all reasonable expenses incurred in the proceeding if the employee was a party because he or she was an employee of the corporation. In addition, the corporation may indemnify and allow reasonable expenses of an employee or agent who is not a director or officer of the corporation to the extent provided by the Articles of Incorporation or these Bylaws, by general or specific action of the Board of Directors or by contract.

          8.10.  Insurance.  The corporation may purchase and maintain
                 ---------
insurance on behalf of an individual who is an employee, agent, director or officer of the corporation against liability asserted against or incurred by the individual in his or her capacity as an employee, agent, director or officer, regardless of whether the corporation is required or authorized to indemnify or allow expenses to the individual against the same liability under Sections 8.01, 8.02, 8.06, 8.07 and 8.09.

          8.11.  Securities Law Claims.
                ---------------------

               (a) Pursuant to the public policy of the State of Wisconsin, the corporation shall provide indemnification and allowance of expenses and may insure for any liability incurred in connection with a proceeding involving securities regulation described under (b) to the extent required or permitted under Sections 8.01 to 8.10.

               (b) Sections 8.01 to 8.10 apply, to the extent applicable to any other proceeding, to any proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities, securities brokers or dealers, or investment companies or investment advisers.

          8.12.  Liberal Construction.  In order for the corporation to
                 --------------------
obtain and retain qualified directors, officers and employees, the foregoing provisions shall be liberally administered in order to afford maximum indemnification of directors, officers and, where Section 8.09 of these Bylaws applies, employee. The indemnification above provided for shall be granted in all applicable cases unless to do so would clearly contravene law, controlling precedent or public policy.

          8.13.  Definitions Applicable to this Article.  For purposes of
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this Article:

               (a) "Affiliate" shall include, without limitation, any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the corporation.

               (b) "Corporation" means this corporation and any domestic or foreign predecessor of this corporation where the predecessor corporation's existence ceased upon the consummation of a merger or other transaction.

               (c)  "Director or officer" means any of the following:

                    (1) An individual who is or was a director or officer of this corporation.

                    (2) An individual who, while a director or officer of this corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of another corpora-tion or foreign corporation, partnership, joint venture, trust or other enterprise.

                    (3) An individual who, while a director or officer of this corporation, is or was serving an employee benefit plan because his or her duties to the corporation also impose duties on, or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan.

                    (4) Unless the context requires otherwise, the estate or personal representative of a director or officer.

          For purposes of this Article, it shall be conclusively presumed that any director or officer serving as a director, officer, partner, trustee, member of any governing or decision-making committee, employee or agent of an affiliate shall be so serving at the request of the corporation.

               (d) "Expenses" include fees, costs, charges, disbursements, attorney fees and other expenses incurred in connection with a proceeding.

               (e) "Liability" includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including an excise tax assessed with respect to an employee benefit plan, and reasonable expenses.

               (f) "Party" includes an individual who was or is, or who is threatened to be made, a named defendant or respondent in a proceeding.

               (g) "Proceeding" means any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person.

                               ARTICLE IX.  SEAL

          The Board of Directors may provide a corporate seal which may be circular in form and have inscribed thereon the name of the corporation and the state of incorporation and the words "Corporate Seal."

                             ARTICLE X.  AMENDMENTS

          10.01.  By Shareholders.  These Bylaws may be amended or repealed
                  ---------------
and new Bylaws may be adopted by the shareholders by the vote provided in
Section 2.07 of these Bylaws or as specifically provided below. If authorized by the Articles of Incorporation, the shareholders may adopt or amend a Bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the Wisconsin Business Corporation Law. The adoption or amendment of a Bylaw that adds, changes or deletes a greater or lower quorum requirement or a greater voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirement then in effect.

          10.02.  By Directors.  Except as the Articles of Incorporation may
                  ------------
otherwise provide, these Bylaws may also be amended or repealed and new Bylaws may be adopted by the Board of Directors by the vote provided in Section 3.08, but (a) no Bylaw adopted by the shareholders shall be amended, repealed or readopted by the Board of Directors if the Bylaw so adopted so provides and (b) a Bylaw adopted or amended by the shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors than otherwise is provided in the Wisconsin Business Corporation Law may not be amended or repealed by the Board of Directors unless the Bylaw expressly provides that it may be amended or repealed by a specified vote of the Board of Directors. Action by the Board of Directors to adopt or amend a Bylaw that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, unless a different voting requirement is specified as provided by the preceding sentence. A Bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the Wisconsin Business Corporation Law may not be adopted, amended or repealed by the Board of Directors.

          10.03.  Implied Amendments.  Any action taken or authorized by the
                  ------------------
shareholders or by the Board of Directors, which would be inconsistent with the Bylaws then in effect but is taken or authorized by a vote that would be sufficient to amend the Bylaws so that the Bylaws would be consistent with such action, shall be given the same effect as though the Bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

                    ARTICLE XI.  STOCK TRANSFER RESTRICTION

          In the event the corporation makes a valid election, pursuant to Section1362 of the Internal Revenue Code of 1986, or any successor provision thereto, to be treated as an S Corporation, no shareholder of the corporation shall, without the written consent of shareholders holding more than fifty percent (50%) of the outstanding stock of the corporation, transfer any shares of stock to any person who, by reason of being a shareholder of the corporation, will cause a termination of the corporation's election to be treated as an S Corporation.